CONFIDENTIAL TREATMENT REQUESTED. Confidential portions of this document have been redacted and have been separately filed with the Commission.

Exhibit No. 10.1

JOINT VENTURE AND LICENSE OPTION AGREEMENT

BY AND BETWEEN

TG THERAPEUTICS, INC.

AND

RHIZEN PHARMACEUTICALS S A

This JOINT VENTURE AND LICENSE OPTION AGREEMENT (the “Agreement”) is entered into on August 15, 2012 (the “Effective Date”) between Rhizen Pharmaceuticals S A, a company incorporated under the laws of Switzerland, with a place of business at Fritz-Courvoisier 40, CH-2300 La Chaux-de-Fonds, Switzerland (“Rhizen”), and TG Therapeutics, Inc., a Delaware corporation, with a place of business at 787 Seventh Avenue, New York, NY (“TGTX”). Rhizen and TGTX are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Rhizen is a pharmaceutical company focused on the development of novel inhibitors of PI3Kδ for the treatment of various B-cell proliferative diseases;

WHEREAS, TGTX is a biopharmaceutical company engaged in the development, manufacturing and marketing of pharmaceutical products directed toward the treatment of B-cell proliferative diseases;

WHEREAS, pursuant to that executed letter of intent between TGTX and Rhizen, dated May 31, 2012, the Parties expressed desire to form a joint venture to facilitate development of the PI3Kδ Products (as hereinafter defined) as a single agent and in Combination (as defined below) with the option to convert to a license;

WHEREAS, Rhizen and TGTX desire to establish a contractual Joint Venture (“JV”) with an aim for broad collaboration under this Agreement for the joint development and commercialization of the Product (as defined below) on a worldwide basis, other than India, for the treatment of B-cell proliferative diseases and such other indications as the Parties may jointly or unilaterally develop with TGTX serving as the primary responsible Party for the clinical development and commercialization and Rhizen serving as the primary responsible Party for the non-clinical and CMC aspects of the program;

WHEREAS, the Parties desire that Rhizen manufacture or have manufactured clinical and commercial supplies of the Finished Product (as hereinafter defined) for use by both Parties hereunder;

WHEREAS, TGTX will be responsible for the clinical development and commercialization of the Product in the Territory and the Parties shall share equally (subject to adjustment as more fully described in this Agreement) in the costs and efforts for the purpose of and in the profits resulting from marketing and sales of the Product in the Territory in accordance with the terms set forth below; and

WHEREAS, Rhizen desires to grant to TGTX exclusive rights to the Products and certain backup compounds in the Territory for the joint development and commercialization of the Product, under this Agreement, and TGTX desires to obtain such rights for the joint development and commercialization of the Product in each case on the terms set forth below;

NOW THEREFORE, in consideration of the foregoing premises and mutual promises, covenants and conditions contained in this Agreement, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

The terms in this Agreement with initial letters capitalized, whether used in the singular or the plural, shall have the meaning set forth below or, if not listed below, the meaning designated in places throughout this Agreement.

1.1	“Adverse Event” means any untoward medical occurrence in a human clinical trial subject or in a patient who is administered a Compound or Product, whether or not considered related to the Compound or Product, including any undesirable sign (including abnormal laboratory findings of clinical concern), symptom or disease associated with the use of a Compound or Product, as defined more fully in 21 CFR §312.32.

1.2	“Affiliate” means, with respect to a particular Party, a person, corporation, partnership, or other entity that controls, is controlled by or is under common control with such Party. For the purposes of this definition, the word “control” (including, with correlative meaning, the terms “controlled by” or “under the common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of fifty percent (50%) or more of the voting stock of such entity, or by contract or otherwise.

1.3	“Alliance Representative” has the meaning set forth in Section 24.

1.4	“Backup Compound” means any two (2) compounds other than RP5264 as provided in Exhibit G Controlled by Rhizen as of the Effective Date and/or developed during the Term, which (i) falls within the chemical genus provided in Exhibit B, and (ii) has targeted nanomolar potency (≤ 50 nM) in an in vitro enzyme assay against the PI3Kδ target and targeted specificity of no less than 20x compared to the PI3K α, β, and γ isoforms. However, this targeted specificity will not be used to exclude consideration of individual backup compounds by JSC, or to limit the ability of JSC to select particular backup candidates for further development provided that targeted PI3Kδ specificity is no less than 8x compared to PI3K α, β, and γ isoform. The initial list of the Backup Compounds is attached hereto as Exhibit G and shall be updated from time to time by Rhizen and provided to JSC promptly. The list of the Backup Compounds thus updated shall include any compound which falls in the above definition which are discovered or developed by Rhizen during the Term.

1.5	“Bulk API” means any of the Compounds in bulk form.

1.6	“Business Day” means any day other than (i) Saturday or Sunday or (ii) any other day on which banks in New York, New York, United States, Switzerland, or Mumbai, India are permitted or required to be closed.

1.7	“Cause” means, for purposes of Section 13.(b), any unfavorable result from a pre-clinical or Clinical Trial that, as reasonably determined by TGTX, causes material concerns regarding the tolerability, safety or effectiveness of the Product.

1.8	“Change of Control” means (i) the acquisition, directly or indirectly, by any person, entity or “group” (within meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended) by means of a transaction or series of related transactions, of (a) beneficial ownership of fifty percent (50%) or more of the outstanding voting securities of a Party (or the surviving entity, as applicable, whether by merger, consolidation, reorganization, tender offer or other similar means), or (b) all, or substantially all, of the assets of a Party; or (ii) any consolidation or merger of a Party with or into any Third Party, or any other corporate reorganization involving a Third Party, in which those persons or entities that are stockholders of the Party immediately prior to such consolidation, merger or reorganization (or prior to any series of related transactions leading up to such event) own fifty (50%) or less of the surviving entity’s voting power immediately after such consolidation, merger or reorganization

1.9	“Claims” has the meaning set forth in Section 11.1.

1.10	“Clinical Trial” means, collectively, any Phase I Clinical Trial, Phase II Clinical Trial, Phase III Clinical Trial, or Phase IV Clinical Trial, as applicable.

1.11	“CTA” means an application for Clinical Trial Authorization filed with a Regulatory Authority in the Territory to undertake clinical trials of an investigational new drug, the filing of which is necessary to commence or conduct clinical testing of a pharmaceutical product in humans in the Territory outside the U.S.

1.12	“Commercial Expenses” means those expenses incurred for the purpose of the Commercialization of the Finished Product which are consistent with the budget set forth in the Commercialization Plan and are specifically attributable to the Commercialization of Finished Products, and shall consist of (i) Cost of Goods Sold, (ii) Pre-Marketing Expenses, (iii) Marketing Expenses, (iv) Distribution Expenses, (v) Clinical Phase IV and Related Expenses, (vi) Regulatory Expenses, (vii) the Launch Expenses, (viii) Medical Science Liaison Expenses, and (ix) amounts paid to Third Party licensors as described in Section 8.4 (as such terms are defined in Exhibit H). Commercial Expenses shall exclude Development Expenses, even if incurred after the first commercial launch of a Finished Product, and shall exclude any costs that are deductible from Net Sales under the definition thereof (e.g., distributor fees). For avoidance of doubt, any cost deducted in the calculation of Net Sales shall not be included in the calculation of the Commercial Expenses.

1.13	“Commercialization”, with a correlative meaning for “Commercialize”, means all activities undertaken before and after obtaining Regulatory Approval relating specifically to the pre-marketing, launch, promotion, marketing, sale, and distribution of a pharmaceutical product, including: (a) strategic marketing, sales force detailing, advertising, medical education and liaison, and market and product support; and (b) any Phase IV Clinical Trials, and (c) all customer support and Product distribution, invoicing and sales activities.

1.14	“Combination” shall mean a Co-administration of Product combining a PI3K δ inhibitor together with any other active pharmaceutical ingredient.

1.15	“Commercialization Plan” has the meaning set forth in Section 5.2(b).

1.16	“Confidential Information” means, with respect to a Party, all confidential Information of such Party that is disclosed to the other Party under this Agreement, which may include specifications, know-how, trade secrets, legal information, technical information, drawings, models, business information, inventions, discoveries, methods, procedures, formulae, protocols, techniques, data, and unpublished patent applications, in the each case whether disclosed in oral, written, graphic, or electronic form. All Confidential Information disclosed by either Party pursuant to the Mutual Confidential Disclosure Agreement between the Parties dated April 27, 2012 shall be deemed to be such Party’s Confidential Information disclosed hereunder.

1.17	“Control” means, with respect to any material, Information, or intellectual property right, that a Party owns or has a license to such material, Information, or intellectual property right and has the ability to grant to the other Party access, a license, or a sublicense (as applicable) to such material, Information, or intellectual property right on the terms and conditions set forth herein without violating the terms of any agreement or other arrangement with any Third Party existing at the time such Party would be first required hereunder to grant to the other Party such access, license, or sublicense.

1.18	“Detail” or “Detailing” means, with respect to the Product, the communication by a Sales Representative during a sales call (a) involving face-to-face contact, (b) describing in a fair and balanced manner the Regulatory Authority-approved indicated uses and other relevant characteristics of the Product, (c) using promotional materials in an effort to increase the prescribing and/or hospital ordering preferences of the Product for its approved indicated uses, and (d) made at such medical professional’s office, in a hospital, at marketing meetings sponsored by a Party for the Product or other appropriate venues conducive to pharmaceutical product informational communication where the principal objective is to place an emphasis, either primary or secondary, on the Product with such medical professional.

1.19	“Develop” or “Development” means all activities relating to preparing and conducting preclinical testing, toxicology testing, human clinical studies, regulatory affairs for obtaining the Regulatory Approvals, formulation development, process development for manufacture and associated validation, quality assurance and quality control activities (including qualification lots). Development shall exclude all Phase IV Clinical Trials.

1.20	“Development Budget” means the budget of Development Expenses expected to be incurred by the Parties in connection with the performance of the Development Plan.

1.21	“Development Expenses” means (i) any amounts payable by a Party for obligations to a Third Party for the Development performed on or after the completion of the Early Development Period, which expenses are generally consistent with the Development Plan, (ii) Manufacturing Development Expenses incurred by either Party on or after the completion of the Early Development Period, (iv) any amounts payable by a party for obligation to a third party for Clinical Trials (v) the cost of supply of Finished Product or bulk API used for the Development of the Product as well as the freight, postage, shipping, transportation, insurance, warehousing and handling charges paid with regard to such Finished Product or Bulk API.

1.22	“Development Plan” means the plan for Development in the Territory. The initial Development Plan is attached hereto as Exhibit D and covers through the completion of the Early Development Period. Exhibit D may be from time to time added or modified by the JSC.

1.23	“Diligent Efforts” means, with respect to a Party’s obligation under this Agreement to Develop or Commercialize a Product, the level of efforts and resources required to carry out such obligation in a sustained manner consistent with the efforts and resources a similarly situated biopharmaceutical company devotes to a product of similar market potential, profit potential or strategic value within its portfolio, based on conditions then prevailing i.e. it shall mean the efforts required in order to carry out a task or objective in a diligent and sustained manner without undue interruption, pause or delay, which level is at least commensurate with the level of efforts that a pharmaceutical company would devote to a product of similar potential and having similar commercial and scientific advantages and disadvantages as compared to the Product hereunder. Diligent Efforts requires (without limitation) that the Party exerting such efforts (i) promptly assign responsibility for its obligations to specific employee(s) or contractor(s) who are held accountable for progress and monitor such progress, on an ongoing basis, (ii) set and continue to seek to achieve specific and meaningful objectives for carrying out such obligations, and (iii) consistently make and implement decisions and allocate resources designed to advance progress with respect to such objectives, in each case in a diligent manner.

1.24	“Dollar” means a U.S. dollar, and “$” shall be interpreted accordingly.

1.25	“Early Development Period” shall be the time period from the Effective Date of this agreement to the occurrence of the * Patient Event.

1.26	“EMA” means the European Medicines Agency, or any successor thereto, which is responsible for coordinating the centralized system for Regulatory Approval of pharmaceutical products in the European Union and the European Economic Area and recommending to the European Commission (the “EC”) that the EC grant Regulatory Approval of certain pharmaceutical products in the EU and EEA under such centralized system.

1.27	“European Union” or “EU” means all of the European Union member states as of the applicable time during the Term.

1.28	“FDA” means the U.S. Food and Drug Administration or its successor.

1.29	“FD&C Act” means the U.S. Federal Food, Drug and Cosmetic Act, as amended.

1.30	“Field” means the prevention, treatment or amelioration of any disease or condition in humans.

1.31	“Finished Manufacture” means the manufacture (and all reasonably necessary testing, including release and, as appropriate, stability testing) of Finished Product from Bulk API.

1.32	“Finished Product” means a Product that has been filled into vials, syringes or capsules or manufactured into other pharmaceutical presentations for administration, such as tablets or pills; finished and labeled for use in clinical trials or for commercial purposes in accordance with the applicable specifications and legal requirements.

1.33	“Financial Force Majeure” shall mean any situation outside of either Party’s control that causes either Party to be unable to raise capital to continue the Development of the Product for some period of time, including without limitation, poor financing environment for biotech companies, product failure or delay or any similar factors forcing a delay in appropriate financing for either Party.

1.34	“First Commercial Sale” means, with respect to a particular country, the first sale to a Third Party of the Product in such country after Regulatory Approval has been obtained in such country.

1.35	“Fiscal Year” means the twelve (12)-month period commencing on January 1 of a given year and ending on December 31 of the following year.

* Confidential material redacted and filed separately with the Commission.

1.36	“*Patient Event” shall mean the occurrence of the completion of administration of Product to * patient in a Phase II trial (end of Early Development Period) conducted by TGTX following establishment of optimal dosing for either single agent or Combination administration.

1.37	“Generic Product” means a drug product that (i) contains the same active ingredient as the Product where the Product is the reference-listed drug, and (ii) is approved by a Governmental Authority pursuant to an Abbreviated New Drug Application, an application under 21. U.S.C. §355(b) (2), or similar application.

1.38	“Good Clinical Practices” or “GCP” means the then-current good clinical practice standards, practices and procedures promulgated or endorsed by the FDA as set forth in the guidelines entitled “Guidance for Industry E6 Good Clinical Practice: Consolidated Guidance,” including related regulatory requirements imposed by the FDA, and comparable regulatory standards, practices and procedures in jurisdictions outside the U.S., in each case as they may be updated from time to time.

1.39	“Good Laboratory Practices” or “GLP” means the then-current good laboratory practice standards promulgated or endorsed by the FDA as defined in 21 C.F.R. Part 58, and comparable regulatory standards in jurisdictions outside the U.S., in each case as they may be updated from time to time.

1.40	“Good Manufacturing Practices” or “GMP” means the then-current good manufacturing practices required by the FDA, as set forth in the FD&C Act and the regulations promulgated thereunder, for the manufacture and testing of pharmaceutical materials, and comparable Laws applicable to the manufacture and testing of pharmaceutical materials in jurisdictions outside the U.S., including without limitation 21 CFR 211 (Current Good Manufacturing Practice for Finished Pharmaceuticals) and the guideline promulgated by the International Conference on Harmonization designated ICH Q7A, entitled “Q7A Good Manufacturing Practice Guidance for Active Pharmaceutical Ingredients” and associated guidelines and regulations, in each case as they may be updated from time to time.

1.41	“Governmental Authority” means any multi-national, federal, state, local, municipal or other government authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, court or other tribunal).

1.42	“IND” means (a) an Investigational New Drug application as defined in the FD&C Act and applicable regulations promulgated thereunder by the FDA or any successor application or procedure required to initiate clinical testing of a Product in humans in the Territory; and (b) all supplements and amendments to the foregoing.

1.43	“IND/CTA Filing Conditions” means all mandatory preclinical enabling studies have been completed and the JSC determines that the data are sufficient for IND/CTA submission..

1.44	“IND/CTA Filing Deadline” means deadline determined by the JSC for the submission of the IND/CTA once the “IND/CTA Filing Conditions” are determined by the JSC to have been met.

1.45	“Information” means any data, results, technology, business information, and information of any type whatsoever, in any tangible or intangible form, including, without limitation, know-how, trade secrets, practices, techniques, methods, processes, inventions, developments, specifications, formulations, formulae, materials or compositions of matter of any type or kind (patentable or otherwise), software, algorithms, marketing reports, expertise, technology, test data (including pharmacological, biological, chemical, biochemical, toxicological, preclinical and clinical test data), analytical and quality control data, stability data, other study data and procedures.

* Confidential material redacted and filed separately with the Commission.

1.46	“Internal Expenses” means any costs for employees, overhead, or other internal handling incurred by a Party.

1.47	“Joint Know-How”: shall mean all Know-How developed or acquired by either Party in performing its obligations pursuant to this Agreement that is necessary or useful for the Development, manufacture or Commercialization of the Product.

1.48	“Joint Steering Committee” or “JSC” means the committee formed by the Parties as described in Section 2.3(a).

1.49	“Joint Inventions” has the meaning set forth in Section 9.1.

1.50	“Joint Patent” has the meaning set forth in Section 9.3(c).

1.51	“Laws” means all relevant laws, statutes, rules, regulations, guidelines having the binding effect of law, ordinances and other pronouncements having the effect of law of any federal, national, multinational, state, provincial, county, city or other political subdivision, domestic or foreign.

1.52	“License Options” shall collectively refer to the TGTX License Option and to the Rhizen License Option.

1.53	“Major Market(s)”: shall mean any of the following countries or groups of countries: (i) the United States of America; (ii) Canada; (iii) France, Germany, Italy, Spain, and the United Kingdom (each, a “Major European Market”); (iv) Japan; and (v) Russia, Brazil or China (each, a “Major BRIC Market”).

1.54	“Manufacturing Costs” has the meaning set forth in Exhibit H.

1.55	“Manufacturing Development” means any of the following with respect to Bulk API or Finished Product: manufacturing process development and validation, process improvements, associated analytical development and validation and the manufacture and testing of clinical and stability or consistency lots (including process development, qualification, QA, and test batches).

1.56	“Manufacturing Development Expenses” means any costs incurred by a Party to a Third Party after the Effective Date for the Manufacturing Development.

1.57	“Marketing Authorization Application” or “MAA” means an application for Regulatory Approval (but excluding Pricing Approval) in any particular jurisdiction other than the U.S.

1.58	“NDA” means a “New Drug Application” (as more fully defined in 21 C.F.R. 314.5 et seq.) filed with the FDA or the equivalent application filed with any other Regulatory Authority to obtain Regulatory Aproval for a Product in a country or jurisdiction in the Territory.

1.59	“Net Sales” means, with respect to a particular time period, the total amounts received or invoiced by TGTX and its Affiliates and Subcontractors for sales of Finished Product made during such time period to unaffiliated Third Parties, less the following deductions to the extent actually allowed or incurred with respect to such sales:

(a)	discounts, including cash, trade, and quantity discounts, retroactive price reductions, charge-back payments, and rebates actually granted or administrative fees actually paid to trade customers, patients (including those in the form of a coupon or voucher), managed health care organizations, pharmaceutical benefit managers, group purchasing organizations, federal, state, or local government and the agencies, purchasers and reimbursers of managed health organizations, pharmaceutical benefit managers, group purchasing organizations, or federal, state or local government;;

(b)	credits or allowances actually granted upon prompt payment or losses actually incurred as a result of damaged goods, rejections or returns of such Product, including in connection with recalls, and all other reasonable and customary allowances and adjustments actually credited to customers.

(c)	packaging, freight, postage, shipping, transportation, warehousing, handling and insurance charges, credit card processing fees and any customary payments with respect to the Products actually made to wholesalers or other distributors, in each case actually allowed or paid for distribution and delivery of Product, to the extent billed or recognized; and

(d)	taxes, including sales taxes, excise taxes, value-added taxes, and other taxes (other than income taxes), duties, tariffs or other governmental charges levied on the sale of such Product, including, without limitation, value-added and sales taxes.

Notwithstanding the foregoing, amounts received or invoiced by TGTX and its Affiliates, and subcontractors for the sale of Finished Product among TGTX its Affiliates and Subcontractors shall not be included in the computation of Net Sales hereunder. In any event, any amounts received or invoiced by TGTX and its Affiliates, or their Subcontractors shall be accounted for only once. Net Sales shall be accounted for in accordance with US Generally Accepted Accounting Principles (“GAAP”) consistently applied. Net Sales shall exclude any samples of Product transferred or disposed of at no cost for promotional or educational purposes, and the cost for such samples transferred or disposed of shall be deemed to be included in the Commercial Expenses.

Further, the Parties agree to negotiate in good faith for an equitable determination of the Net Sales of the Product in the event TGTX or its Affiliates or its Subcontractors sells the Product in such a manner that gross sales of the Product are not readily identifiable (e.g., for Product to be sold as a combination product or bundling with other products). In addition, for purposes of this Agreement, “sale” shall mean any transfer or other distribution or disposition, but shall not include transfers or other distributions or dispositions of Product at no charge for academic research, preclinical, clinical, or regulatory purposes (including the use of a Product in Clinical Trials) or in connection with patient assistance programs or other charitable purposes or to physicians or hospitals for promotional purposes (including free samples to a level and in an amount which is customary in the industry and/or which is reasonably proportional to the market for such Product).

1.60	“Notice to Rhizen” has the meaning set forth in Section 6.5.

1.61	“Notice to TGTX” has the meaning set forth in Section 6.5.

1.62	“Patents” means (a) pending patent applications, including provisional patents, issued patents, utility models and designs; and (b) extensions, reissues, substitutions, confirmations, registrations, validations, re-examinations, additions, continuations, continued prosecution applications, requests for continued examination, continuations-in-part, or divisions of or to any patents, patent applications, utility models or designs.

1.63	“Patent Term Extension” means any term extensions, supplementary protection certificates and equivalents thereof offering patent protection beyond the initial term with respect to any issued patents.

1.64	“Patient” means any subject enrolled into any Phase I, II, or III Clinical Trial and administered at least one dose of the Product.

1.65	“Phase I Clinical Trial” means a small scale trial of a pharmaceutical product on subjects that generally provides for the first introduction into humans of such product with the primary purpose of determining safety, metabolism and pharmacokinetic properties, clinical pharmacology and any other properties of such product as per the study protocol design, as required by 21 C.F.R. 312(a) or a similar study in other countries.

1.66	“Phase II Clinical Trial” means a small scale clinical trial of a pharmaceutical product on patients, including possibly pharmacokinetic studies, the principal purposes of which are to make a preliminary determination that such product is safe for its intended use and to obtain sufficient information about such product’s efficacy to permit the design of further clinical trials, as required by 21 C.F.R. 312(b) or a similar study in other countries.

1.67	“Phase III Clinical Trial” means one or more clinical trials on sufficient numbers of patients, which trial(s) are designed to (a) establish that a drug is safe and efficacious for its intended use; (b) define warnings, precautions and adverse reactions that are associated with the drug in the dosage range to be prescribed; and (c) support Regulatory Approval of such drug, as required by 21 C.F.R. 312(c) or a similar study in other countries.

1.68	“Phase IV Clinical Trial” means a clinical trial of a Product, possibly including pharmacokinetic studies, which trial is (a) not required in order to obtain Regulatory Approval; (b) required by the Regulatory Authority as mandatory to be conducted on or after the Regulatory Approval, and (c) conducted voluntarily by a Party to enhance marketing or scientific knowledge of the Product (e.g., providing additional drug profile, safety data or marketing support information, or supporting expansion of Product Labeling) or conducted due to a request or requirement of a Regulatory Authority.

1.69          “PI3Kδ Product” means Rhizen’s proprietary PI3Kδ inhibitor designated as RP-5264 with the chemical structure attached hereto as Exhibit C and any Two (2) Backup Compounds.

1.70          “PI3Kδ Inhibitor” shall mean a compound that binds to, and selectively and specifically inhibits PI3Kδ isoform with no less than 20x compared to PI3K α, β, and γ isoform.

1.71	“Pivotal Data” shall mean results from any Phase II Clinical Trial or Phase III Clinical Trial that is designed to form the primary basis to support Regulatory Approval for the Product.

1.72	“Pivotal Trial” shall mean any Phase II Clinical Trial or Phase III Clinical Trial designed to yield Pivotal Data.

1.73	“P/L Share Percentage” shall be the percentage that each Party contributes to Development Expenses and Commercial Expenses and shares in Product Profit/Loss, pursuant to Section 3.4(a) and Section 8.2.

1.74	“Pricing Approval” means such approval, agreement, determination or governmental decision establishing prices for the Product that can be charged to consumers and shall be reimbursed by Governmental Authorities in regulatory jurisdictions where the Governmental Authorities or Regulatory Authorities approve or determine pricing of pharmaceutical products for reimbursement or otherwise.

1.75	“Product” means a pharmaceutical preparation in any formulation that contains the PI3Kδ Product(s) as an active ingredient.

1.76	“Product Assets” has the meaning set forth in Section 6.5.

1.77	“Product Infringement” has the meaning set forth in Section 9.5(b).

1.78         “Product Labeling” means (a) the full prescribing information for the Product approved by the applicable Regulatory Authority, and (b) all labels and other written, printed or graphic information included in or placed upon any container, wrapper or package insert used with or for the Product.

1.79	“Product Profit/Loss” means the profits or losses resulting from the Commercialization of the Product in the Territory and shall be equal to Net Sales of the Product in the Territory less Commercial Expenses. For avoidance of doubt, any cost deducted in the calculation of Net Sales shall not be included in the calculation of the Commercial Expenses.

1.80	“Regulatory Approvals” means all approvals (including without limitation supplements, amendments, and Pricing Approvals), licenses, registrations or authorizations of any national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity, necessary for the manufacture, storage, import , transport, distribution, marketing, use or sale of a pharmaceutical product in a given regulatory jurisdiction.

1.81	“Regulatory Authority” means, in a particular country or jurisdiction, any applicable Governmental Authority involved in granting Regulatory Approval in such country or jurisdiction, including without limitation, in the U.S., the FDA and any other applicable Governmental Authority in the U.S. having jurisdiction over the Product, and, in the European Union, the EMA and any other applicable Governmental Authority having jurisdiction over the Product.

1.82	“Regulatory Materials” means regulatory applications, submissions, notifications, registrations, Regulatory Approvals or other submissions made to or with a Regulatory Authority that are necessary or reasonably desirable in order to develop, manufacture, market, sell or otherwise commercialize the Product in a particular country, territory or possession. Regulatory Materials include, without limitation, INDs, CTAs and MAAs, NDAs, and amendments and supplements for any of the foregoing, and applications for Pricing Approvals.

1.83	“Response Period” has the meaning set forth in Section 6.5.

1.84	“Rhizen Know-How”: shall mean (i) all Know-How that is Controlled by Rhizen or its Affiliates on the Effective Date and during the Term, and (ii) Rhizen’s interest in any Joint Know-How, in each case that is necessary or useful for the Development, manufacture or Commercialization of the Product. For clarity, Rhizen Know-How excludes the Rhizen Patents.

1.85	“Rhizen License Option” means the one time option that Rhizen has to convert this Agreement into a Licensing Agreement pursuant to the terms contained on Exhibit F (as defined below).

1.86	“Rhizen Patent” means any Patent, including Rhizen’s interest in any Joint Patent, that (a) is Controlled by Rhizen or its Affiliates at any time during the Term, and (b) claims the Product or its manufacture or use, or any other invention that is otherwise necessary or useful for the Development, Finished Manufacture or Commercialization of the Product. The list of Rhizen Patents as of the Effective Date is attached hereto as Exhibit B, and shall be from time to time amended and updated during the Term to incorporate the then-current Rhizen Patents.

1.87	“Rhizen Technology” means the Rhizen Patents and Rhizen Know-How.

1.88	“Right of First Refusal” has the meaning set forth in Section 6.5.

1.89	“Sales Representative” means a pharmaceutical sales representative conducting Detailing and other promotional efforts with respect to the Product, including through a contract sales organizations.

1.90	“Serious Adverse Event” means any untoward medical occurrence that, at any dose, results in death, is life-threatening, requires inpatient hospitalization or prolongation of existing hospitalization, results in persistent or significant disability/incapacity, or is a congenital anomaly/birth defect, as more full defined in 21 CFR § 312.32.

1.91	“Subcontractor”: means a Third Party service provider engaged by TGTX to perform contract services on behalf of TGTX or its Affiliates, where TGTX retains a meaningful participatory role in the overall development and commercialization of the Product (e.g., contract research or development organizations, clinical sites performing clinical trials, universities and scientific institutes, distributors in certain countries in the Territory, or contract manufacturing organizations).

1.92	“Sole Inventions” has the meaning set forth in Section 9.1.

1.93	“Territory” means worldwide except India, its territories and possessions, as adjusted from time to time pursuant to Section 3.5.

1.94	“TGTX Know-How”: shall mean (i) all Know-How that is Controlled by TGTX or its Affiliates on the Effective Date and during the Term, and (ii) TGTX’s interest in the Joint Know-How, in each case that is necessary or useful for the Development, manufacture or Commercialization of the Product. For clarity, TGTX Know-How excludes TGTX Patents.

1.95	“TGTX Patent” means any Patent, including TGTX’s interest in any Joint Patent, that (a) is Controlled by TGTX or its Affiliates at any time during the Term, and (b) claims the Product or its manufacture or use , or any invention that is otherwise necessary or useful for the Development, Finished Manufacture or Commercialization of the Product. The list of TGTX Patents as of the Effective Date is attached hereto as Exhibit B, and shall be from time to time amended and updated during the Term to incorporate the then-current TGTX Patents.

1.96	“TGTX Technology” means the TGTX Patents and TGTX Know-How.

1.97	“Term” means the term of this Agreement, as determined in accordance with Article 13.

1.98	“Third Party” means any entity other than Rhizen or TGTX or an Affiliate of either of them.

1.99	“TGTX License Option” means the one time option that TGTX has to convert this Agreement into a Licensing Agreement pursuant to the terms contained on Exhibit F (as defined below).

1.100	“U.S.” means the United States of America and its possessions and territories.

1.101	“Valid Claim” means (a) any claim of an issued unexpired patent that (i) has not been permanently revoked, held invalid, or declared unpatentable or unenforceable in a decision of a court or other body of competent jurisdiction that is unappealable or unappealed within the time allowed for appeal, and (ii) is not lost through an interference proceeding that is unappealable or unappealed within the time allowed for appeal; or (b) provided there is no Generic Product available in the market, a claim of a pending Patent application, which claim has not been abandoned or finally disallowed without the possibility of appeal.

ARTICLE 2

MANAGEMENT

Collaboration Overview. The Parties desire and intend to form a contractual JV to collaborate with respect to the Development and Commercialization of the Product as a single agent or Combination in the Territory, as and to the extent set forth in this Agreement. There shall be two periods to the JV; the first shall be the Early Development Period and the second being Continuation of JV with an option to license (“Post Early Development Period”). During the Early Development Period each party shall carry-out the activities set forth on Exhibit D at their own cost and expense under the supervision and guidance of the JSC. Following the completion of the Early Development Period (i.e. beginning of Post Early Development Period), the Parties shall continue to participate in the joint development of the Product with respect to specific functions, as set forth in this Agreement including sharing of Development and Commercial Expenses incurred in connection with the performance of the Development Plan, as set forth in, and in accordance with, Article 3 unless either party exercises its License Options (as set forth in, and in accordance with Article 6) .

As an alternative to the continuation of JV post TGTX option both parties agree to consider a 50:50 split in territories for continued development of PI3K δ products. If an agreement cannot be reached on a territorial split, then the 50:50 cost/profit split will be maintained on a global basis as otherwise contemplated herein including the development expenses referred to in Section 3.4.

TGTX shall be responsible for obtaining and maintaining Regulatory Approval of the Product in the Territory. TGTX also shall be responsible for Commercializing the Product in the Territory and share Product Profits/Losses based on each Party’s P/L Share Percentage..

Each Party agrees and acknowledges that, as a JV they would be conducting joint research efforts post Effective Date as assigned by the JSC, for example, but not limited to, external studies such as efficacy on primary patient cells etc. and studies such as improvement of API and formulation post IND submission etc; both the parties shall share such expenses under development cost.

2.1	Commitment to Development and Commercialization. Each Party agrees and acknowledges that, by entering into this Agreement, it shall fund, as and to the extent set forth in this Agreement, the Development Expenses and Commercial Expenses, and shall use Diligent Efforts to conduct the activities assigned to such Party in this Agreement and in the Development Plan, with the JSC overseeing the implementation of such plan.

2.2	Joint Steering Committee.

(a)	Formation and Role. The Parties hereby establish a Joint Steering Committee (sometimes referred to hereinafter as “JSC”) that shall monitor and coordinate communication regarding the Parties’ performance under this Agreement to Develop, obtain Regulatory Approval for and Commercialize the Product. The role of the JSC shall be:

(i)	to discuss and agree upon the Development Plan and Commercialization Plan, and any proposed changes or amendments thereto that are not inconsistent with this Agreement;

(ii)	to review the overall strategy for Developing and seeking Regulatory Approval for, manufacturing of, and Commercializing the Product in the Territory;

(iii)	to facilitate the exchange of information between the Parties with respect to the activities hereunder for the Territory and to establish procedures for the efficient sharing of information and materials necessary for each Party’s Development, Product Development and Commercialization of the Product hereunder, consistent with this Agreement;

(iv)	to review the plan and the summary budget for the Development with respect to the applicable countries in the Territory and provide comments regarding the content and implementation of such plans;

(v)	to monitor the Parties’ performance against the then-current Development Plan and Commercialization Plans;

(vi)	to inform the other party of up-coming material internal events and decisions related to each such party’s obligations hereunder and communicate to the other party on the results of such events and decisions taken;

(vii)	to discuss material submissions to FDA and other Regulatory Authorities;

(viii)	to create subcommittees as the JSC may find necessary or desirable from time to time for implementation of the Development and Commercialization hereunder;

(ix)	to oversee the activities of subcommittees created under this Agreement, and to seek to resolve any issues that such subcommittees cannot resolve;

(x)	to provide a forum to evaluate strategies for obtaining, maintaining and enforcing patent and trademark protection for the Product in the Territory; and

(xi)	to perform such other functions as appropriate to further the purposes of this Agreement, as determined by the Parties.

(b)	Powers. The JSC shall have only the powers assigned expressly to it in this Article 2 and elsewhere in this Agreement. The JSC shall not have any power to amend, modify or waive compliance with this Agreement.

(c)	JSC Membership. Each Party shall have an equal number of representatives on the JSC, who initially shall be the eight (8) individuals as set forth in Exhibit E. The JSC may change its size from time to time by mutual consent of the Parties, provided that the JSC shall at all times consist of an equal number of representatives of each of Party. Either Party may designate substitutes for its representatives if one (1) or more of such Party’s designated representatives are unable to be present at a meeting. From time to time each Party may replace its representatives by written notice to the other Party specifying the prior representative(s) and their replacement(s). TGTX shall select one (1) of its representatives as the initial chairperson of the JSC. The chairperson shall be responsible for (i) calling meetings, and (ii) preparing and circulating an agenda for the upcoming meeting, but shall have no special authority over the other members of the JSC, and shall have no additional voting rights.

2.3	JSC Meetings, Decisions and Actions.

(a)	Meetings. The JSC shall hold at least four (4) meetings per year (at least one (1) of which shall be held in person) on such dates at such times each year as it elects. Meetings of the JSC shall be effective only if at least two (2) representatives of each Party are present or participating. Each Party shall bear the expense of its respective members’ participation in JSC meetings. The Chairperson of the JSC shall be responsible for preparing and issuing minutes of each such meeting within fifteen (15) days thereafter. Such minutes shall not be finalized until each Party reviews and confirms the accuracy of such minutes in writing; provided that any minutes shall be deemed approved unless a member of the JSC objects to the accuracy of such minutes within thirty (30) days after the circulation of the minutes by the Chairperson. With the prior consent of both Parties’ representatives (such consent not to be unreasonably withheld or delayed), other representatives of each Party or Third Parties involved with the Products may attend meetings as nonvoting participants, subject to appropriate agreements of confidentiality. All final JSC minutes must be signed by both Parties.

(b)	Decision Making. Except as expressly provided in this Section 2.3, actions to be taken by the JSC shall be taken only following unanimous vote, with each Party having one (1) vote.

(c)	Disputes. If the members of the JSC cannot reach a unanimous decision with respect to matters delegated to it under this Article 2 for a period in excess of Fifteen (15) Business Days from the discussion at the JSC, unless the Parties agree to prolong such time period, the matter shall be referred to two appropriately qualified senior executive officers of the Parties, who shall attempt resolution by good faith negotiations for at least thirty (30) days after such referral. If the senior executive officers designated by the Parties are not able to resolve such dispute within such thirty (30) day period, then such dispute shall be finally decided by an independent advisory board to the JSC, the members of which shall be agreed upon by both Parties at the time of the dispute. Notwithstanding anything else to the contrary herein, any decision with respect to the Development Plan or the Commercialization Plan that disproportionately allocates a burden to or disproportionately limits the profits of one Party relative to the other Party (e.g., one Party is required to bear more than 50% of the cost) shall not be made without the consent of the disproportionately burdened Party.

(d)	Location of in-person meetings. Meetings to be held in person shall be held either (i) in a US city which is hosting a medical conference that the Parties are otherwise attending or (ii) at a mutually agreeable city that is located approximately equidistant from each Parties principal place of business. The Parties hereby designate Zurich, Switzerland as a mutually acceptable city, if another more convenient location cannot be agreed upon for an in person meeting.

2.4	Alliance Representative. Each Party has designated on Exhibit E an appropriate employee to facilitate communication and coordination of the Parties’ activities under this Agreement relating to the Product and to provide support and guidance to the JSC (each, an “Alliance Representative”). From time to time each Party may replace its Alliance Representative by prior written notice to the other Party specifying the replacement.

ARTICLE 3

CLINICAL AND NON-CLINICAL PRODUCT DEVELOPMENT

3.1	Overview. The Parties shall Develop the Product in the Territory as provided in this Article 3 and in accordance with the then-current Development Plan. The initial Development Plan sets forth the Development activities to be performed by each Party under this Agreement during the Early Development Period and is attached hereto as Exhibit D. Within 90 days following the completion of the Early Development Period, either party shall provide the JSC with an updated Development Plan and any future updates thereof shall be submitted to the JSC for review and approval in accordance with Article 2. Without limiting the generality of the foregoing, the Parties shall have the following Development obligations for the Product:

(a)	Rhizen shall be responsible for all ongoing non-clinical, Manufacturing Development, preclinical and other activities regarding the Product that are listed on Exhibit D and shall provide TGTX the data obtained therein as provided in Section 4.1; and

(b)	TGTX shall be responsible for implementing the clinical trials of the Product for Regulatory Approval listed in Exhibit D and pursuant to the Development Plan.

3.2	Development Plan. The initial Development Plan through the Early Development Period has been agreed upon by the Parties and is attached hereto as Exhibit D and incorporated herein by reference. Each party will be responsible for conducting those activities in the development plan that are assigned to such party under the development plan. Upon the completion of the Early Development Period, the Development Plan will be updated by the JSC and shall contain the following information for the Product, to the extent such information is available:

(a)	the proposed overall plan for Development for the Product to support Regulatory Approval in the U.S. ;

(b)	the Development Budget, which shall include a two (2)-year rolling budget of Development Expenses (including a detailed budget for the first year thereof and an estimated budget for the subsequent year based on the then-current Development Plan);

(c)	scope and target timelines for the Parties’ performance of all studies and activities within the Development, including without limitation, clinical trial protocols, additional preclinical tests (including any and all carcinogenicity and toxicology studies), Finished Product stability studies, enrollment numbers and submission dates; and

(d)	the Parties’ forecasts of their respective needs for preclinical or clinical supply of such Finished Product and/or Bulk API.

3.3	Updates to Development Plan and Development Budget. The JSC shall review the development plan on an ongoing basis and may update the development plan as the JSC determines consistent with article 2 hereof. As early as necessary in each year beginning with the first full Fiscal Year after the completion of the Early Development Period, the JSC shall update and prepare the Development Plan and Development Budget for the Product for the following Fiscal Year to take into account completion, commencement or cessation of Development activities not contemplated by the then-current Development Plan, and submit such proposed Development Plan to the JSC no later than November 1 of such year. The JSC shall endeavor to finalize the updated U.S. Development Plan by December 15 of each year. As necessary throughout the Fiscal Year, the JSC shall review the Development Plan and any changes thereto proposed by either Party through the JSC, and the JSC shall be decide on such changes as set forth in Article 2 hereof.

3.4	Development Expenses.

(a)	The Parties shall share any and all Development Expenses as follows:

(i)	During the Early Development Period, each party shall bear the expenses of the Development activities delegated to them on Exhibit D;

(ii)	Following the Early Development Period, total Development Expenses shall be borne based on each Parties P/L Share Percentage;

The initial P/L Share Percentages of the Parties are as follows:

TGTX: *%

Rhizen: *%

If either party fails to pay their proportionate share of Development Expenses and Commercial Expenses prior to First Commercial Sale, then the P/L Share Percentages shall be adjusted as set forth herein in Sections 3.4(a)(vi). The adjustment of such Party’s P/L Share Percentages shall be the sole remedy for such failure.

(iii)	Each Party shall calculate and maintain records of all relevant Development Expenses incurred by it for the Development of the Product, in accordance with procedures to be agreed upon between the Parties. The Parties understand and agree that Internal Expenses shall not be shared, subject to Section 3.4(a)(iv).

(iv)	Within ten (10) Business Days following the end of each calendar quarter, TGTX shall submit to Rhizen a written report setting forth in reasonable detail the Development Expenses it has incurred in such calendar quarter. Within ten (10) Business Days following the end of each calendar quarter, Rhizen shall submit to TGTX a written report setting forth in reasonable detail the Development Expenses it has incurred in such calendar quarter.

(v)	Within twenty (20) Business Days following the end of each calendar quarter, TGTX shall submit to Rhizen a written report setting forth in reasonable detail the calculation of all Development Expenses for the Product, and the calculation of any net amount owed by Rhizen to TGTX or by TGTX to Rhizen, as the case may be, in order to ensure the appropriate sharing of Development Expenses in accordance with the provisions of Section 3.4(a). The net amount payable shall be paid to the other Party, as the case may be, within thirty (30) days following the receipt of the written report; provided, that, in the event of a dispute, any amounts not in dispute shall be paid and the disputing Party shall provide written notice without undue delay after receipt of the written report in question to the other, specifying such dispute and explaining the basis of the dispute. The Parties shall promptly thereafter meet and negotiate in good faith a resolution to such dispute and, promptly upon resolution of such dispute, the applicable Party shall make the agreed-upon payment. If such dispute is not resolved within forty-five (45) days after delivery of a notice of dispute with respect thereto to the other Party, the disputing Party may audit the other Party in accordance with the provisions of Section 8.9. For clarity, nothing in this Section 3.4(a) (v) shall serve to limit a Party’s ability to seek recourse for billing errors discovered after payment is made.

* Confidential material redacted and filed separately with the Commission.

(vi)	If hereunder, either Party fails to contribute their portion of the Development Expenses or Commercial Expenses, such Party’s P/L Share Percentage shall be reduced pro rata to the extent of the Development Expenses or Commercial Expenses that they do not fund as a percentage of the cumulative Development Expenses and Commercial Expenses to date, however, in no event shall Rhizen’s P/L Share Percentage be reduced below *%. In the event of failure to pay allocated Development Expenses or Commercial Expenses on time as set forth above, each party shall be afforded six (6) months to make a catch-up payment. However, upon receipt of Pivotal Data for the Product and any time thereafter, no catch-up payments will be allowed by either Party.

(vii)	The Parties acknowledge and agree that Internal Expenses shall not be reimbursed or shared except as set forth in this Section 3.4(a)(vi). However, in connection with the Development, either Party may refer to the JSC to provide certain specified Development activities using internal resources as opposed to out-sourcing such activity to a Third Party and to include such Internal Expenses as the Development Expenses to be shared hereunder. Any such referral shall include a sufficiently detailed description of the proposed Development activities, the associated Internal Expenses, and, where possible, the costs and expenses to be paid to Third Party contractors if the same Development activities were contracted out to them. If the JSC approves (which approval shall not be unreasonably withheld) such Internal Expenses as the Development Expenses, then the proposing Party shall obtain reimbursement as the Development Expenses for the Internal Expenses actually incurred (in an amount not to exceed any approved amount) in performing such Development activities for the Product.

(b)	Any reimbursement payments made pursuant to this Section 3.4 shall be subject to the general payment procedures set forth in Sections 8.5 through 8.8, inclusive.

3.5	Performance; Diligence.

(a)	Each Party shall devote Diligent Efforts to the Development of the Product consistent with the then-current Development Plan and in accordance with this Agreement.

(b)	Without limiting the generality of Section 3.5(a), TGTX shall devote Diligent Efforts to obtaining Regulatory Approval of the Product in the Territory.

* Confidential material redacted and filed separately with the Commission.

(c)	Rhizen shall use Diligent Efforts to ensure their Development and Commercialization activities in India are not detrimental in any way, or negatively impact Development and Commercialization of the Product outside India. Each Party shall conduct its Development activities under this Agreement in good scientific manner and in compliance with all applicable Laws, including without limitation applicable GCP, GLP, and GMP.

3.6	Records, Reports and Information. Each Party shall maintain complete, current and accurate records of all work conducted by it under the Development Plan and all data and other Information resulting from such work. Such records shall fully and properly reflect all work done and results achieved in the performance of the Development Plan in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes. Each Party shall have the right to review such records maintained by the other Party at reasonable times, upon written request. Each Party shall provide written reports in English to the JSC on its Development and regulatory activities with the Product pursuant to the Development Plan on a quarterly basis at the end of each calendar quarter, at a level of detail reasonably sufficient to enable the other Party to determine the reporting Party’s compliance with its Diligent Efforts obligation pursuant to Section 3.5.

3.7	Inclusion of Backup Compounds. If, during the Term, Rhizen develops potential Backup Compounds (as defined herein above), then the JSC shall have the right to include such Backup Compounds in the definition of Product for the purposes of this Agreement. During the Term, Rhizen shall provide the JSC on an annual basis a report stating the results of any pre-clinical studies conducted for such a Backup Compound, if any, as well as all other material results and data with respect to such potential Backup Compound(s), if any, for JSC’s evaluation. This Section 3.7 shall apply on a Backup Compound-by-Backup Compound basis.

3.8	Manufacturing Development.

(a)	Duties. Rhizen shall be responsible for the Manufacturing Development for the Bulk API and Finished Product, itself or through a Third Party contract manufacturer. Notwithstanding the foregoing, TGTX shall have the right to conduct any aspect of the Manufacturing Development, including obtaining pre-clinical, clinical or commercial supply from a Third-party, if it can do so at a price that is less than that obtained by Rhizen or if an alternate manufacturing source is required due to regulatory or technical reasons. Rhizen shall reasonably cooperate with TGTX for such purposes, which cooperation shall include the transfer to TGTX of technology Controlled by Rhizen relating to activities that were conducted by Rhizen as of the Effective Date and thereafter, if any, with respect to any such Finished Manufacture.

(b)	Costs. Manufacturing Development Expenses are included in Development Expenses and, as a result, following the Early Development Period, shall be shared pursuant to Section 3.4. Additionally, despite the fact that Manufacturing Development Expenses are to be borne by Rhizen during the Early Development Period, if drug supply is required to be supplied to a clinical trial participant(s) after the completion of the Clinical Trial conducted during the Early Development Period, then the parties shall share those expenses pursuant to 3.4.

(c)	Comparator Drugs. Each Party conducting pre-clinical and clinical trials for the Product shall be responsible for procuring all of its requirements of all comparator drugs or placebos necessary for conducting such trials. The costs and expenses incurred by either Party for procuring the comparator drugs or placebos for the Development shall be included in the Development Expenses.

ARTICLE 4

REGULATORY MATTERS

4.1	Transfer of Data and Regulatory Materials.

(a)	Existing Data. To the extent not already provided, within reasonable time frame and as decided by JSC, either party shall provide copies of all preclinical and non-clinical data, for Product either as single agent or in combination, relevant to an IND or CTA submission. TGTX shall have the full right on behalf of JV, without any additional consideration, to use any and all such data and reports supplied by Rhizen under this Section 4.1(a) in connection with the Development and/or Commercialization of the Product in the Territory, including the incorporation of such data or reports in any regulatory submissions, including MAA and NDA submissions.

(b)	Future Data. Either Party shall, in a timely manner and compliant with requirements of the FDA, the EMEA, and any other applicable Regulatory Authority, provide copies of all preclinical, non-clinical, analytical, manufacturing, and clinical data relating to the Product either as single agent or in combination, generated by or on behalf of the JV in connection with the performance of the Development Plan and relevant to any regulatory submission; provided, that information regarding adverse events and serious adverse events shall be provided as set forth in Section 4.5. If the receiving Party requests that copies of such data be provided in compliance with requirements of other Regulatory Authorities, the disclosing Party shall reasonably consider such request. Rhizen shall have the full right, without any additional consideration, to use any and all such data and reports in connection with the Development of the Product in India and, TGTX on behalf of the JV shall have the full right, without any additional consideration, to use any and all such data and reports in connection with the Development and/or the Commercialization of the Product in the Territory, including the incorporation of such data or reports in any regulatory submissions including MAA and/or NDA submissions.

(c)	Clarification. All preclinical, non-clinical, analytical, manufacturing, and clinical data and associated reports disclosed by one Party to the other under this Agreement shall be deemed Confidential Information of the disclosing Party. Except as otherwise provided in this Section 4.1, the receiving Party may use such data solely for the purpose of developing the Product, seeking and obtaining Regulatory Approval and Commercializing the Product as permitted in this Agreement, subject to Article 12.

4.2	Regulatory Submissions and Approvals.

(a)	In General. The Parties intend to seek Regulatory Approval in the first instance in the U.S. and EU and thereafter the remainder of the Territory wherein the JSC determines it is worthwhile to Develop and Commercialize the Product. The Parties also intend that each Party with responsibility for generating data will cooperate fully with the other Party to make that data available for preparation and submission of Regulatory Materials. Subject to the terms of this Article 4:

(i)	TGTX, in consultation with JSC, shall be responsible for assembling, submitting and maintaining any source regulatory submission components and compiled submissions of the Regulatory Materials to be used in support of Regulatory Approval for the Product in the Territory in accordance with such regulatory strategy, including without limitation NDAs, MAAs and associated documents;

(1)	Rhizen shall have primary responsibility for providing components of Regulatory Materials relating to Bulk API and Finished Product in support of Regulatory Approval;

(2)	TGTX shall have primary responsibility for providing the content of Regulatory Materials relating to clinical data supporting Regulatory Approval;

(ii)	TGTX, in consultation with JSC, shall be primarily responsible for preparing and submitting to Regulatory Authorities INDs, CTAs and all associated submissions (e.g., IMPDs, safety alerts, protocol submissions, etc.) for the Product and for carrying out clinical protocols in support of Regulatory Approval in the Territory under said INDs and CTAs in both the U.S. and EU in accordance with such regulatory strategy.

(b)	Costs and Expenses. Until completion of Early Development Period, all expenses associated with preparation, submission and maintenance of regulatory materials for the Territory will be borne by TGTX. Following the Early Development Period, any Development Expenses to the extent required for the Parties to prepare, submit and maintain all Regulatory Materials in the Territory shall be treated as Development Expenses and shared by the Parties in accordance with Section 3.4.

(c)	Rights of Reference to Regulatory Materials. Each Party hereby grants to the other Party a right of reference to all Regulatory Materials filed by such Party for Product as follows: The right of reference granted to TGTX herein shall be solely for the purpose of TGTX obtaining Regulatory Approval for the Product in the Territory. The right of reference granted to Rhizen herein shall be solely for the purpose of obtaining Regulatory Approval for the Product in India. Each Party shall refer the Regulatory Materials filed by the other Party for Product as feasible (e.g., for avoiding redundancy of work as far as possible).

4.3	Reporting and Review.

(a)	Each Party shall provide the other Party, in a timely manner, with copies of all Regulatory Approvals it receives for the Product.

(b)	Each Party shall provide the other Party, in a timely manner, with copies of any notices of non-compliance with Laws in connection with the Product or its activities related to the Product (e.g., warning letters or other notices of alleged non-compliance), audit notices, notices of initiation by Regulatory Authorities of investigations, inspections, detentions, seizures or injunctions concerning the Product (or its manufacture, distribution, or facilities connected thereto), notice of violation letters (i.e., an untitled letter), warning letters, service of process or other inquiries and copies of any communication in response to the Regulatory Authority.

4.4	Communications. Except as may be required by Laws, only the Party that holds the IND, CTA, NDA, MAA, etc. in a particular country or territory shall communicate regarding the Product with any Regulatory Authority having jurisdiction in such country or territory. If the Party not holding the IND, CTA, NDA, MAA, etc. is required to make such a communication by a Regulatory Authority in the Territory, then such Party shall provide immediately to the other Party notice of such order.

4.5	Adverse Event Reporting and Safety Data Exchange. The Parties agree that TGTX shall be responsible for the establishment of the global safety database for the Product in the Territory and the monitoring of all clinical experiences and submission of all required reports throughout clinical Development and Commercialization of the Product in the Territory, and that Rhizen shall have primary responsibility for the monitoring of all clinical experiences and submission of all required reports concerning the Product in India. In each Party’s respective territory, such Party will be obligated, as part of their monitoring of all clinical experiences, to obtain follow-up information on any incomplete safety reports generated throughout the non-clinical and clinical Development and Commercialization of the Product.

The Parties hereby agree to report to each other all Adverse Events and/or Serious Adverse Events with respect to the Product (whether occurring in any Clinical Trial conducted with regard to the Product or in connection with the commercialization of the Product in any country), within timeframes consistent with its reporting obligations under applicable Laws and in any event, if either Party is actively conducting a Clinical Trial under its own IND or commercializing the Product under its own Marketing Authorization Application, then the other Party shall report such events no later than three (3) business days for Serious Adverse Event, and quarterly for Adverse Events, which report shall, in each case, include the circumstances and nature of such Serious Adverse Event or Adverse Event as required for reporting under applicable Laws. In addition, to the extent requested by either Party, the other Party shall promptly provide to the requesting Party any other information or materials that the requesting Party may require to provide to any Regulatory Authority with respect to any such Adverse Event or Serious Adverse Event. All disclosures made under this Section 4.5 shall be deemed Confidential Information of the disclosing Party; provided, that, the Party receiving such disclosures may, upon written notice to the disclosing Party, report the occurrence, circumstances and nature of such Adverse Event and/or Serious Adverse Event to any Regulatory Authority solely insofar as such reporting is required to comply with Applicable Laws. Pursuant to Section 5.1, TGTX shall have sole responsibility for Commercialization of the Product in the Territory, and as such, prior to Commercialization of the Product, TGTX shall be solely responsible for the review and approval of safety information for inclusion in the Product Labeling in the Territory.

4.6	Regulatory Inspection or Audit.

(a)	Audit of TGTX.

(i)	If a Regulatory Authority desires to conduct an inspection or audit of TGTX’s facility, or a facility under contract with TGTX, with regard to Bulk API or the Finished Product, TGTX shall promptly notify Rhizen and permit and cooperate with such inspection or audit, and shall cause the contract facility to permit and cooperate with such Regulatory Authority during such inspection or audit. Rhizen shall have the right to have a representative observe such inspection or audit and Rhizen shall, if requested by TGTX, assist TGTX in preparing for, facilitating or enabling such inspection or audit. Following receipt of the inspection or audit observations of such Regulatory Authority (a copy of which TGTX shall immediately provide to Rhizen), TGTX shall prepare a draft response to any such observations in English, in consultation with Rhizen, and TGTX shall prepare and file the final response with such Regulatory Authority, and shall provide a copy of such response to Rhizen.

(b)	Audit of Rhizen.

(ii)	If a Regulatory Authority desires to conduct an inspection or audit of Rhizen’s facility, or a facility under contract with Rhizen, with regard to the Bulk API or Finished Product, Rhizen shall promptly notify TGTX and permit and cooperate with such inspection or audit, and shall cause the contract facility to permit and cooperate with such Regulatory Authority during such inspection or audit. TGTX shall have the right to have a representative observe such inspection or audit and TGTX shall, if requested by Rhizen, assist Rhizen in preparing for, facilitating or enabling such inspection or audit. Following receipt of the inspection or audit observations of such Regulatory Authority (a copy of which Rhizen shall immediately provide to TGTX), Rhizen shall prepare a draft response to any such observations in English, in consultation with TGTX, and Rhizen shall prepare and file the final response with such Regulatory Authority, and shall provide a copy of such response to TGTX provided, however, if it is a Regulatory Authority in the Territory and the audit is specific to the Product or the Bulk API, then TGTX shall prepare, with the assistance of Rhizen, and file the final response and provide a copy to Rhizen.

(c)	Audit Procedures. In any event, each Party shall notify the other Party within forty-eight (48) hours of receipt of notification from a Regulatory Authority of the intention of such Regulatory Authority to audit or inspect facilities being used to conduct manufacture of Bulk API or Finished Manufacture of the Finished Product. Each Party shall also provide the other Party with copies of any written communications received from Regulatory Authorities with respect to such facilities within seventy-two (72) hours of receipt.

4.7	Recalls and Voluntary Withdrawals. JSC shall assign responsibility to TGTX for providing its internal standard operating procedures (“SOPs”) for conducting any recall, field alert, product withdrawal or other field action relating to the finished product reasonably in advance of the First Commercial Sale of any Product in the Territory to the other party. If either Party becomes aware of information relating to any Product that indicates that a unit or batch of Finished Product or Bulk API may not conform to the specifications therefor, or that potential adulteration, misbranding, or other issues have arisen that relate to the safety or efficacy of the Product, it shall promptly so notify the other Party. The JSC shall meet to discuss such circumstances and to consider and decide appropriate courses of action, which shall be consistent with the internal SOP of TGTX, TGTX shall have the right and responsibility to control any product recall, field correction, or withdrawal of any Product in the Territory that is required by Regulatory Authorities in the Territory, and the allocation of reasonable expenses incurred in connection with such recall between the Parties shall be made as follows: (i) if the recall is primarily due to failure by Rhizen or its contract manufacturer to manufacture the finished product in accordance with the agreed upon specification and applicable laws, then Rhizen shall bear all such expenses, (ii) if the recall is primarily due to a failure by TGTX to comply with its obligation under this agreement or the commercial supply agreement, including with respect to the labeling, possession, storage or distribution of the finished product, then TGTX shall bear all such expenses, and (iii) otherwise, such expenses shall be treated as Commercial Expenses. In addition, TGTX shall have the right, at its discretion, to conduct any product recall, field correction or withdrawal of any Product in the Territory that is not so required by such Regulatory Authorities but that TGTX deems to be appropriate, and the allocation of expenses incurred in connection with such recall between the Parties shall be as set forth in the immediately preceding sentence. TGTX shall maintain complete and accurate records of any recall in the Territory for such periods as may be required by applicable Laws, but in no event for less than three (3) years. If the parties are unable to agree on which party is responsible for the cost of the recall pursuant to this section 4.7, the parties agree to submit a sample of the finished product to an independent third party analyst to determine the cause of the defect. The cost of the report of the independent analyst will be paid by the party against which the report is unfavorable.

ARTICLE 5

COMMERCIALIZATION

5.1	Commercialization in the Territory. TGTX shall have the sole right and responsibility for Commercializing the Product in the Territory, as provided in this Article 5. TGTX shall book all sales of the Product in the Territory. The Parties shall share equally all Commercial Expenses incurred by the Parties in connection with such Commercialization in accordance with the procedures described in Section 8. TGTX shall use diligent efforts to minimize Commercial Expenses.

5.2	Commercialization Plans. The strategy for the commercial launch of the Product in the Territory shall be described in a comprehensive plan that describes the pre-launch, launch and subsequent Commercialization activities and budget for the Product (including, if available, advertising, education, planning, marketing, sales force training and allocation, distribution, pricing, and reimbursement) (the “Commercialization Plan”). TGTX shall present an initial Commercialization Plan to the JSC at least twelve (12) months prior to the then current date of expected Regulatory Approval for such Product in the Territory (the “Approval Date”). The initial Commercialization Plan and subsequent revisions thereto, which revisions shall be reviewed and approved by the JSC from time to time, shall contain such information as the JSC believes necessary for the successful commercial launch of such Product and shall generally conform to the level of detail utilized by the Parties in preparation of their own product commercialization plans. The Commercialization Plan shall be deemed Confidential Information of both Parties, and each Party shall use such Commercialization Plan only to the extent necessary to carry out its Commercialization activities for the Product. From time to time as reasonably necessary during the term of Commercialization of a Product in the Territory, the JSC shall update the Commercialization Plan subject to the provisions of article 2 and 3 hereof .

5.3	Pricing Approvals; Pricing. TGTX shall have the responsibility to determine all pricing of the Product in the Territory provided Rhizen has an opportunity to review and comment upon TGTX’s proposed price of the Product or any material modification thereof and shall consider Rhizen’s comments in good faith. TGTX shall use its Diligent Efforts to maximize Net Sales in the aggregate and with respect to each individual sale. Any discounts on sales where the Product is bundled with other products will be apportioned among all of the products in the bundle such that the discount on the Product is not more than the average discount provided to all the products. Both the parties shall keep reasonably informed on an ongoing basis of current Product pricing by regular reports to the JSC no less frequently than such committee is required to meet pursuant to Section 2.3.

5.4	Sales and Distribution. TGTX shall be solely responsible for handling all returns, order processing, invoicing and collection, distribution, and inventory and receivables for the Product throughout the Territory. Rhizen may not accept orders for the Product or make sales for its own account or for TGTX’s account. If Rhizen receives any order for the Product, it shall refer such orders to TGTX for acceptance or rejection. TGTX shall have the right and responsibility for establishing and modifying the terms and conditions with respect to the sale of the Product throughout the Territory, including any terms and conditions relating to or affecting the price at which the Product shall be sold, discounts available to any third party payers (including, without limitation, managed care providers, indemnity plans, unions, self-insured entities, and government payer, insurance or contracting programs such as Medicare, Medicaid, or the U.S. Dept. of Veterans Affairs), any discount attributable to payments on receivables, distribution of the Product, and credits, price adjustments, or other discounts and allowances to be granted or refused provided that Rhizen had the opportunity to review and comment on such modifications thereof and TGTX shall consider Rhizen’s comments in good faith.

5.5	TGTX Performance; Diligence.

(a)	Level of Efforts in the Territory. TGTX shall devote Diligent Efforts to obtaining Regulatory Approval and thereafter Commercializing the Product in the Territory. Without limiting the generality of the foregoing, TGTX shall devote Diligent Efforts to Commercialize the Product in the Territory in accordance with the Commercialization Plan.

(b)	Time to Launch Product. In addition to the requirements under Section 5.5(a), TGTX shall achieve First Commercial Sale of each Product: within a reasonable time after, but in no event more than 12 months after, the date on which Pricing Approval is granted for such Product in the U.S. and EU, provided that such Pricing Approval is deemed by TGTX, in consultation with the JSC, to be sufficiently profitable for Commercialization in such country. If, however, despite using diligent efforts it becomes difficult for TGTX to comply with the above-mentioned time limitations, then TGTX shall, without delay, inform Rhizen of the fact and explain the cause of such delay, and, such time limitations shall be extended to a reasonable extent as agreed between the Parties.

(c)	Territory Reports. Following First Commercial Sale, TGTX shall present a written report to Rhizen at least semi-annually (and no later than June 30th and December 31st of each year) summarizing TGTX’s overall Commercialization activities undertaken with respect to the Product in or for the Territory pursuant to this Agreement, covering subject matter at a level of detail reasonably sufficient to enable Rhizen to determine TGTX’s compliance with its Diligent Efforts obligation pursuant to this Section 5.5.

5.6	Compliance. Each Party shall comply with all applicable Laws relating to activities performed or to be performed by such Party (or its Affiliates, contractor(s) or sublicensee(s)) under or in relation to the Commercialization of the Product pursuant to this Agreement. Each Party represents, warrants and covenants to the other Party that, as of the Effective Date and during the Term, such Party and its Affiliates have adequate procedures in place: (i) to ensure their compliance with such Laws; (ii) to bring any noncompliance therewith by any of the foregoing entities to its attention; and (iii) to promptly remedy any such noncompliance. TGTX shall be responsible for ensuring that all government reporting, sales, marketing and promotional practices with respect to the Product comply with applicable Laws. All promotional materials and labeling used by or on behalf of TGTX for the Product shall comply with applicable Laws and regulations.

ARTICLE 6

LICENSE AND LICENSE OPTIONS

Licenses to TGTX under Rhizen Technology. Subject to the terms and conditions of this Agreement, Rhizen hereby grants TGTX an exclusive license under the Rhizen Technology without the right to sublicense except as expressly permitted by Section 6.4 hereof, to Develop, use, sell and offer for sale, and import the Product in the Territory, in accordance with this Agreement. Rhizen retains the exclusive right to manufacture the Product, including the Bulk API and Finished Product in the Territory.

6.1	No Implied Licenses. Except as explicitly set forth in this Agreement, neither Party grants any license, express or implied, under its intellectual property rights to the other Party.

6.2	TGTX License Option. Within sixty (60) days following dosing the * Patient in one or more Phase II Clinical Trial(s) TGTX will have the exclusive right to convert this Agreement into a License Agreement. If TGTX exercises this Option, then both the parties will enter into a mutually agreed upon licensing agreement under substantially the same the terms and conditions as set forth in Exhibit F, provided however that the terms of Section 6 of the form of Licensing Agreement shall remain unchanged unless mutually agreed by the Parties.

6.3	Rhizen License Option. Within sixty (60) days of commencement of a Phase III clinical trial where the Product is used either as a single agent or in Combination with another active pharmaceutical ingredient, Rhizen shall have the exclusive right to convert this Agreement into a License Agreement. If Rhizen exercises this Option, then both the parties will enter into a mutually agreed upon licensing agreement under substantially the same the terms and conditions as set forth in Exhibit F, provided however that the terms of Section 6 of the form of Licensing Agreement shall remain unchanged unless mutually agreed by the Parties.

6.4	Sublicensing and Subcontracting: The license granted to TGTX by Rhizen hereunder includes the right for TGTX to grant sublicenses to its Affiliates and to Subcontractors in connection with such Subcontractors’ performance of subcontracted activities, provided that such subcontracted activities shall be subject to and subordinate to the terms and conditions of this Agreement. TGTX’s execution of a subcontracting agreement with any Subcontractor shall not relieve TGTX of any of its obligations under this Agreement. TGTX shall remain directly liable to Rhizen for any performance or non-performance of a Subcontractor that would be a breach of this Agreement if performed or omitted by TGTX, and TGTX shall be deemed to be in breach of this Agreement as a result of such performance or non-performance of such Subcontractor. TGTX shall use Diligent Efforts to include in any agreement with a Subcontractor express permission to assign all of the rights and obligations under such agreement to Rhizen without consent from the Subcontractor. TGTX agrees to take Diligent Efforts to enforce the terms of each subcontractor agreement to prevent a breach of any such agreement that would constitute a breach of this Agreement if performed or omitted by TGTX. Any sublicensing under the license granted to TGTX hereunder to any Third Party that is not a Subcontractor is expressly prohibited unless permitted by the JSC (i) following the expiration of the option rights pursuant to Sections 6.2 and 6.3 hereof and (ii) an agreement of the parties on the equitable sharing of any resulting revenues.

* Confidential material redacted and filed separately with the Commission.

6.5	Change of Control. In the event that TGTX receives a bonafide, good faith offer from a Third Party to either (i) enter into a transaction that would result in a direct or indirect Change of Control of TGTX or (ii) pursuant to which the Third Party would purchase the assets of TGTX related to the Product (the “Product Assets”) and TGTX wishes to accept such Third Party offer, TGTX shall first afford to Rhizen a right of first refusal (the “Right of First Refusal”) to purchase TGTX or the Product Assets, as applicable, on the same terms as those offered by the Third Party. TGTX shall notify Rhizen in writing of the contemplated transaction (the “Notice to Rhizen”). Upon delivery of the Notice to Rhizen, Rhizen shall have 10 Business Days (the “Response Period”) to elect to purchase TGTX or the Product Assets, as applicable, by delivering a written notice to TGTX stating that it offers to purchase TGTX or the Product Assets, as applicable, on the terms offered by the Third Party (the “Notice To TGTX”). The Notice to TGTX shall be binding upon delivery and irrevocable by Rhizen, subject to execution of reasonably acceptable definitive agreements. If Rhizen does not deliver the Notice To TGTX within the Response Period, then Rhizen shall be deemed to have waived its rights under the Right of First Refusal and TGTX shall thereafter be free to enter the transaction with the Third Party. Each party shall take all actions as may be reasonably necessary to consummate a sale contemplated by this Section 6.5 including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

ARTICLE 7

MANUFACTURE AND SUPPLY

7.1	Roles of the Parties.

a. Rhizen shall use diligent efforts to supply, or cause to be supplied through its Third Party contract manufacturers, in a timely manner consistent with relevant supply agreement between the parties, JV’s entire requirements of Bulk API and Finished Product for the Development and Commercialization of the Product, as a single agent, by the Parties in or for the Territory, in accordance with this Article 7. Except with respect to the clinical supply discussed in section 7.1(c) below, from the Effective Date through the end of the Early Development Period, Rhizen shall supply all of JV’s Finished Product requirements for any pre-clinical, Phase I and Phase II Clinical Trials as a single agent at Rhizen’s own expense. In addition, Rhizen will supply itself all of its requirements of Bulk API and/or Finished Product to complete its obligations during the Early Development Period as a single agent.

b. Rhizen shall use Diligent Efforts to supply, or cause to be supplied through its Third Party contract manufacturers, in a timely manner, consistent with relevant supply agreement between the parties, JV’s entire requirements of Bulk API and Finished Product for the Development and Commercialization of the Product, in a Combination, by the Parties in or for the Territory, in accordance with this Article 7. Except with respect to the clinical supply discussed in section 7.1(c) below, from the Effective Date through the end of the Early Development Period, Rhizen shall supply all of JV’s Finished Product requirements for any pre-clinical, Phase I or Phase II Clinical Trial involving the Product in a Combination at Rhizen’s own expense if such Combination includes *. For the sake of clarity, this Section 7.1(b) only applies in the event that a Combination product incorporates the Compound with *.

c. Rhizen shall use Diligent Efforts to supply, or cause to be supplied through its Third Party contract manufacturers, in a timely manner, consistent with relevant supply agreement between the parties, JV’s entire requirements of Bulk API and Finished Product for the Development and Commercialization of the Product as a single agent if drug supply is required to be supplied to a clinical trial participant(s) after the completion of the Clinical Trial conducted during the Early Development Period. The parties shall share these expenses pursuant to section 3.4.

d. TGTX shall use Diligent Efforts to supply, or cause to be supplied through its Third Party contract manufacturers, in a timely manner, consistent with relevant supply agreement between the parties, JV’s entire requirements of any bulk active ingredient or finished product other than the Bulk API or Finished Product required for the Development and Commercialization of the Product in a Combination by the Parties in or for the Territory if such Combination includes solely *. For the sake of clarity, this Section 7.1(d) only applies in the event that a Combination product incorporates solely * with the Compound.

* Confidential material redacted and filed separately with the Commission.

e. JSC shall assign the responsibity to either Party to cause to be supplied through any Third Party contract manufacturers, in a timely manner, consistent with relevant supply agreement between the parties, JV’s entire requirements of the Bulk API and Finished Product and any other compound that is required for any pre-clinical, Phase I or Phase II Clinical Trial involving the Product in a Combination with a compound other than * (or involving a Combination with * and yet another compound or compounds) and the Parties shall share these expenses pursuant to Section 3.4.

f. The Parties each covenant and agree that all supply agreements executed regarding the provision of any product or material pursuant to this Agreement, shall contain customary representations and warranties regarding the manufacture of such products and materials, including, but not limited to, that all materials shall be manufactured, handled and stored: (i) in accordance with the agreed upon specification and (ii) in compliance with applicabale Laws and regulations, including, without limitation, the GMP requirements.

7.2	Preclinical and Clinical Supply. Rhizen shall, by itself or through its Third Party contract manufacturers, use Diligent Efforts to supply to TGTX all quantities of Finished Product or Bulk API reasonably required by TGTX to Develop the Product in the Territory pursuant to the Development Plan. Such quantities of Finished Product, and the schedule for such supply, shall be confirmed and if necessary updated by the JSC in a manner consistent with the Development Plan. Such supply shall be governed by the clinical supply agreement that the Parties shall negotiate in good faith promptly within one hundred eighty (180) days following the Effective Date. The clinical supply agreement shall, in addition to other terms and conditions agreed upon by the Parties, provide for the following:

(a)	Rhizen shall, before entering into negotiation for an agreement with a Third Party contract manufacturer of Bulk API or Finished Product for supply to TGTX hereunder, notify TGTX of the fact. Thereafter, TGTX shall have the right to provide reasonable input regarding the terms of such agreement (as well as any amendments thereof), review and comment on agreement drafts and forms, consult with Rhizen regarding the negotiation of such agreement, and participate in person in the negotiation of such agreement, as the Parties may agree, it being understood that Rhizen shall retain the final authority over the terms and conditions of any such agreement with such Third Party contractor. TGTX shall also have the right to conduct a general GMP/regulatory inspection of any manufacturing, packaging, labeling or storage facility in advance of the conclusion of any agreement.

(b)	From time to time, TGTX shall submit to Rhizen purchase orders for quantities of Finished Product or Bulk API for such use consistent, as far as reasonably practicable, with such confirmed, or, if applicable, updated quantity and schedule which confirmation or update shall be consistent, as much as reasonably possible, with the then-current Development Plan and Rhizen shall supply or have supplied to TGTX such quantities of Finished Product. It shall not be a breach of this Agreement by Rhizen if it is unable to supply such quantities of Finished Product or Bulk API to the extent the quantities ordered were in excess of 120% of the quantities forecasted in the then-current Development Plan. All shipments to TGTX of Finished Product shall be made “Delivered Duty Paid” (Incoterms 2010) to a secondary packager or distribution center of TGTX’s choice.

(c)	The cost for supplies from Rhizen of Finished Product or Bulk API for Development of the Product shall be equal to the actual external costs for such Finished Product or Bulk API plus the freight, postage, shipping, transportation, insurance, warehousing and handling charges actually allowed or paid by Rhizen or TGTX with regard to such Bulk API or Finished Product shall be included in the Development Expenses; provided, however, that following the exercise of either of the License Options, such amounts shall be invoiced and paid for by TGTX.

* Confidential material redacted and filed separately with the Commission.

(d)	All Finished Product or Bulk API supplied by Rhizen to TGTX shall, when delivered, have been manufactured, handled and stored by Rhizen or its Third Party contract manufacturer(s) in compliance with all agreed-upon specifications and applicable Laws, including without limitation then-current GMP requirements.

(e)	For the purpose of this Section 7.2, both Parties shall abide by the above-mentioned (a) to (d) prior to the conclusion of a clinical supply agreement.

7.3	GLOBAL MATERIAL & SUPPLY RIGHTS: Rhizen shall retain rights for manufacturing and supply of API and formulations for global development and commercialization either as a JV entity or as a Licensor; provided however, that Rhizen’s price is cost competitive (as described in 7.4(b)) and prior to the First Commercial Sale, the Parties shall timely negotiate in good faith and enter into a manufacturing and supply agreement. Such Commercial Supply Agreement shall contain customary terms governing such manufacturing and supply relationships, and shall provide as follows:

(a)	Rhizen shall establish, by itself or through agreements with Third Parties, an appropriate manufacturing facility or contract manufacturer for the commercial Finished Product manufacture in a timely manner to ensure that Rhizen meets its obligation to supply quantities of Finished Product ordered by TGTX under the Commercial Supply Agreement. As further detailed in the Commercial Supply Agreement, upon the material and uncured breach by Rhizen of its defined supply obligations as set forth in the Commercial Supply Agreement, TGTX shall have the right to obtain transfer and Rhizen shall have the obligation to give transfer free of charge unless other wise determined by JSC to TGTX, without undue delay, of any and all manufacturing technology necessary to enable it to manufacture or have manufactured Finished Product to meet its requirements under this agrrement. As further detailed in the Commercial Supply Agreement, if such transfer occurs, Rhizen would grant, without prejudice to any other remedies that are available to TGTX, to TGTX any additional licenses necessary to enable TGTX to exercise the foregoing manufacturing right without requiring TGTX to pay any additional consideration for such licenses unless otherwise determine by JSC.

(b)	Rhizen shall be responsible for the Finished Manufacture, testing (including stability testing) and final release of the Finished Product for Commercialization in the Territory. With regard to the Finished Product manufactured by or on behalf of Rhizen and used or sold for Commercialization in the Territory, the Manufacturing Cost incurred by Rhizen for the Finished Manufacture of the Finished Product thus used or sold in the Territory hereunder, as well as the freight, postage, shipping, transportation, insurance, warehousing and handling charges actually allowed or paid by Rhizen with regard to such Finished Product shall be included in the Cost of Goods Sold in the calculation of the Product Profit/Loss.

7.4	Manufacturer Source.

(a)	The Parties shall establish an appropriate facility or contract manufacturing organization for handling Finished Manufacture as follows: Rhizen shall be responsible for screening potential manufacturers, negotiating the applicable supply agreement, and effecting the technology transfer as necessary to establish and qualify Bulk API and Finished Product manufacturers, whether those are Rhizen, its Affiliates, or Third Parties; provided, that, TGTX shall have the right to provide input regarding the terms of such agreements (as well as any amendments thereof), review and comment on agreement drafts and forms, consult with Rhizen regarding the negotiation of such agreements between Rhizen and Third Party contract manufacturers, and conduct a general GMP/regulatory inspection of the proposed manufacturing facilities as the Parties may agree, it being understood that Rhizen shall retain the final authority over the terms and conditions of any such agreements with such Third Party contractors unless either of the License Options are exercised, in which case, TGTX would have final authority. In case the manufacturing sources are not the Parties or their Affiliates but rather are Third Party contractors, then the reasonable costs incurred by the Parties in connection with the establishment of such manufacturing sources shall be treated as Commercial Expenses.

(b)	Notwithstanding 7.4(a), Rhizen shall be responsible for using Diligent Efforts to minimize the Manufacturing Cost of the Finished Product. In order to ensure a competitive rate of Manufacturing Cost is obtained, the facility or contract manufacturer used by Rhizen to produce the Finished Product must provide manufacturing services at a Manufacturing Cost within *% of a Manufacturing Cost of an alternative contract manufacturing organization of equal repute and quality, where the comparative manufacturing cost are measured as an average of such cost over the immediately preceding Twelve (12) month period. In the event that Rhizen does not provide manufacturing services at the cost required in this Section 7.4(b), then TGTX shall have the right to directly procure manufacturing services in its discretion.

* Confidential material redacted and filed separately with the Commission.

ARTICLE 8

COMPENSATION

8.1	Initiation Fee.

(a)	No later than ten (10) days after the Effective Date, TGTX shall pay to Rhizen a fee of One Million Dollars ($1,000,000) as initiation of the JV, by wire transfer of immediately available funds into an account designated by Rhizen in writing.

(b)	In addition, within thirty (30) days following notification by TGTX to Rhizen that the *(*) patient has been dosed in one or more Phase 1 Clinical Trials, TGTX shall pay to Rhizen an additional collaboration fee of * Dollars ($*) (the “Milestone Payment”) by wire transfer of immediately available funds into an account designated by Rhizen in writing, provided that this Agreement has not been terminated pursuant to Section 13.

(c)	Such collaboration fees once paid shall be fully earned, non-refundable and non-creditable against any other payments due hereunder.

8.2	Sharing of Commercial Expenses and Product Profit/Loss. During the Term but post Early Development Period, assuming none of the License Options have been exercised, the Parties shall share Product Profit/Loss for each Finished Product based on their respective P/L Sharing Percentage. Within twenty (20) Business Days of the end of each calendar quarter following the First Commercial Sale of the Finished Product, TGTX shall report to the JSC its revenues and Commercial Expense items (with appropriate supporting information) involved in the computation of Product Profit/Loss and accrued during such quarter with respect to each such Finished Product (the “Quarterly P/L Report”). Similarly, Rhizen shall report to the JSC its Commercial Expense items (including appropriate supporting information). Such Quarterly P/L reports shall be in such form as the Parties may agree from time to time. In addition, TGTX shall provide Rhizen with a monthly statement of the amount of gross sales of Product by country in the Territory. The Parties shall calculate and share such Product Profit/Losses based on each Party’s respective P/L Sharing Percentage on a calendar quarterly basis and shall make reconciliation, if necessary, for this purpose of sharing such Product Profit/Losses, within twenty (20) Business Days after TGTX provides its quarterly report to the JSC. For the avoidance of doubt, if Commercial Expenses exceed Net Sales, then each party shall reimburse the other party for such Commercial Expenses such that each party’s share of the Commercial Expenses is equal to its P/L Sharing Percentage. If either Party fails to contribute their portion of the Product Profit/Loss and Commercial Expenses, such Party’s P/L Share Percentage shall be reduced pro rata to the extent of the Product Profit/Loss and Commercial Expenses that they do not fund as a percentage of the total accumulated Commercial Expenses and Product Profit/Loss to date, however, in no event shall Rhizen’s P/L Share Percentage be reduced below *%. Such adjustment to a party’s P/L share % shall be the sole remedy hereunder for such failure. Additionally, with regard to Commercial Expenses incurred by either Party before the First Commercial Sale, such expenses shall be included in Development Expenses and shared pursuant to Section 3.4. Alternately, both Parties may devise a feasible legal structure to address Product Profit/Loss for simplified obligations with regard to maintenance of financial records and audits of either party, including tax benefits, if any, and if agreed to by both Parties.

* Confidential material redacted and filed separately with the Commission.

8.3	The Quarterly P/L Report will be subject to a true-up adjustment to take into account deductions under the definition of Net Sales either (a) allowed during a calendar quarter that were not accrued during such calendar quarter, or (b) accrued during a calendar quarter but not taken or later subject to a reversal following the end of such calendar quarter (each of (a) and (b), a “True-up Adjustment”). Each Quarterly P/L Report provided by TGTX shall set forth the amount of any True-up Adjustment applicable to any prior calendar quarter.

8.4	Taxes.

(a)	Cooperation and Coordination. The Parties acknowledge and agree that it is their mutual objective and intent to minimize, to the extent feasible and legal, taxes payable with respect to their collaborative efforts under this Agreement and that they shall use all commercially reasonable efforts to cooperate and coordinate with each other to achieve such objective.

(b)	Payment of Tax. A Party receiving a payment pursuant to this Article 8 shall pay any and all taxes levied on such payment. If applicable Law requires that taxes be deducted and withheld from a payment made pursuant to this Article 8, the remitting Party shall promptly notify the other Party and provide all relevant information available to it and (i) deduct those taxes from the payment; (ii) pay the taxes to the proper taxing authority; and (iii) send evidence of the obligation together with proof of payment to the other Party within sixty (60) days following that payment.

(c)	Tax Residence Certificate. A Party (including any entity to which this Agreement may be assigned, as permitted under Section 15.5) receiving a payment pursuant to this Article 8 shall provide the remitting Party appropriate certification from relevant revenue authorities that such Party is a tax resident of that jurisdiction (a “Tax Residence Certificate”), if such receiving Party wishes to claim the benefits of an income tax treaty to which that jurisdiction is a party. Upon the receipt thereof, any deduction and withholding of taxes shall be made at the appropriate treaty tax rate.

(d)	Assessment. Either Party may, at its own expense, protest any assessment, proposed assessment, or other claim by any Governmental Authority for any additional amount of taxes, interest or penalties or seek a refund of such amounts paid if permitted to do so by applicable Law. The Parties shall cooperate with each other in any protest by providing records and such additional information as may reasonably be necessary for a Party to pursue such protest.

8.5	Foreign Exchange. The rate of exchange to be used in computing the amount of currency equivalent in Dollars owed to a Party under this Agreement shall be made at the period-end rate of exchange quoted on the last day of the applicable calendar quarter by Citibank in New York City.

8.6	Late Payments. If a Party does not receive payment of any sum due to it on or before the due date, simple interest shall thereafter accrue on the sum due to such Party until the date of payment at the per annum rate of 3% over the then-current LIBOR, or the maximum rate allowable by applicable Law, whichever is lower.

8.7	Records; Audits. Each Party shall maintain complete and accurate records in sufficient detail to permit the other Party to confirm the accuracy of the calculation of payments to the other Party under this Agreement. Upon reasonable prior notice, such records shall be available during regular business hours of audited Party for a period of three (3) years from the creation of individual records for examination at auditing Party’s expense, and not more often than once each Fiscal Year, by an independent certified public accountant selected by auditing Party and reasonably acceptable to audited Party, for the sole purpose of verifying the accuracy of the financial reports furnished pursuant to this Agreement. Any such auditor shall not disclose audited Party’s Confidential Information, except to the extent such disclosure is necessary to verify the accuracy of the financial reports furnished by audited Party or the amount of payments due by audited Party under this Agreement. Any amounts shown to be owed but unpaid shall be paid within thirty (30) days from the accountant’s report, plus interest (as set forth in Section 8.7 ) from the original due date. Any amounts determined to be overpaid shall be refunded within thirty (30) days from the accountant’s report. The auditing Party shall bear the full cost of such audit unless such audit discloses an underpayment of the amount actually owed during the applicable Fiscal Year of more than 5%, in which case audited Party shall bear the full cost of such audit.

ARTICLE 9

INTELLECTUAL PROPERTY MATTERS

9.1	Ownership of Inventions and Know How. Any new invention pertaining to the Product made alone or jointly by the parties will be owned by both parties (“Joint Inventions”), unless otherwise determined by the JSC to be owned by solely by one Party (a “Sole Invention”).

Further, the JSC shall determine:

a) If either party is eligible for any payment or consideration in lieu of the invention and/or royalty; or

b) If the licensing of such Joint Inventions by either Party to a Third Party could have a material adverse effect on the Product or the Development or Commercialization of the Product, then such Party will not be able to consummate such Third Party licensing.

Inventorship shall be determined by the JSC in accordance with U.S. patent Laws. Sole inventions owned by TGTX and TGTX’s interest in all Joint Inventions shall be included in the TGTX Technology. Sole Inventions owned by Rhizen and Rhizen’s interest in all Joint Inventions shall be included in the Rhizen Technology.

Joint Know-How shall be owned jointly by the Parties.

9.2	Disclosure of Inventions. Each Party shall promptly disclose to the other any invention disclosures, or other similar documents, submitted to it by its employees, agents or independent contractors describing inventions that may be either Sole Inventions or Joint Inventions, and all Information relating to such inventions. Sole Inventions and Joint Inventions required or deemed useful by the JSC for the Development or Commercialization of the Product, shall automatically be included in this Agreement and available for use by the Parties in the Territory, and by Rhizen outside the Territory.

9.3	Prosecution of Patents.

(a)	Rhizen Patents Other than Joint Patents. Except as otherwise provided in this Section 9.3(a), Rhizen shall have the sole right, authority and obligation to file, prosecute and maintain the Rhizen Patents (other than Joint Patents which shall be prosecuted and maintained in accordance with Section 9.3(b)) on a worldwide basis. Rhizen shall provide TGTX reasonable opportunity to review and comment on such prosecution efforts regarding such Rhizen Patents in the Territory. Rhizen shall provide TGTX with a copy of material communications from any patent authority in the Territory regarding such Rhizen Patents, and shall provide TGTX with drafts of any material filings or responses to be made to such patent authorities a reasonable amount of time in advance of submitting such filings or responses. Notwithstanding the foregoing, if Rhizen desires to abandon or not maintain any Patent within such Rhizen Patents in the Territory, then Rhizen shall provide TGTX with thirty (30) days prior written notice of such desire (or such longer period of time as reasonably necessary to allow TGTX to assume such responsibilities) and, if TGTX so requests, shall provide TGTX with the opportunity to prosecute and maintain such Patent in the Territory in place of Rhizen. If TGTX desires Rhizen to file, in the Territory, a patent application that claims priority from a Patent within the Rhizen Patents, other than a Joint Patent, in the Territory, TGTX shall provide written notice to Rhizen requesting that Rhizen file such patent application in the Territory. If TGTX provides such written notice to Rhizen, Rhizen shall either (i) file and prosecute such patent application and maintain any patent issuing thereon in the Territory or (ii) notify TGTX that Rhizen does not desire to file such patent application and provide TGTX with the opportunity to file and prosecute such patent application and maintain any patent issuing thereon in the Territory in place of Rhizen

(b)	Joint Patents. Except as otherwise provided in this Section 9.3(b), the JSC shall entrust one party the right and authority, to prosecute and maintain the Joint Patents on a worldwide basis at its sole discretion herein referred to as an “Entrusted Party” (subject to this Section 9.3(b)). The Entrusted Party shall provide the other party reasonable opportunity to review and comment on such prosecution efforts regarding such Joint Patents. The Entrusted Party shall provide the other party with a copy of material communications from any patent authority regarding such Joint Patents, and shall provide the other party with drafts of any material filings or responses to be made to such patent authorities a reasonable amount of time in advance of submitting such filings or responses. If one Party( the “First Party”) determines in its sole discretion to abandon or not maintain any Patent within the Joint Patents anywhere in the world, then the First Party shall provide the other party (the “Second Party”) with thirty (30) days’ prior written notice of such determination (or such longer period of time reasonably necessary to allow the other party to assume such responsibilities) and shall provide the Second Party with the opportunity to prosecute and maintain such Patent in place of the First Party at such Second Party’s sole expense, and if the Second Party so requests, the First Party shall assign such Patent to the Second Party (if the Second Party is Rhizen in which case such Patent shall be included in the Rhizen Patents or if the Second Party is TGTX, in which case such patent shall be included in the TGTX patents). If one (the “First Party”) party desires the other party (the “Second Party”) to file, in a particular jurisdiction, a patent application that claims priority from a Patent within the Joint Patents, the First Party shall provide written notice to the Second Party expressing its desire to file such patent application in such jurisdiction. If the First Party provides such written notice to the Second Party , the Second Party shall either (i) express its agreement in writing to the First Party and the Entrusted Party shall file and prosecute such patent application and maintain any patent issuing thereon in such jurisdiction at its expense, or (ii) notify the First party that the Second Party does not desire to file such patent application and provide the First Party with the opportunity to file and prosecute such patent application and maintain any patent issuing thereon at it’s sole expense in place of the Second Party , in which case the Second Party shall assign such patent application to the First Party (and in which case such Patent shall be included in the respective party’s Patents).

(c)	Cooperation in Prosecution. Each Party shall provide the other Party all reasonable assistance and cooperation in the Patent prosecution efforts of the Rhizen Patents and Joint Patents including providing any necessary powers of attorney and executing any other required documents or instruments for such prosecution.

(d)	Costs of Prosecution. The costs to prosecute and maintain the Patents related to the Product shall be considered Development Expenses and shared according to Section 3.4; provided , however, if either of the License Options are exercised then the cost of prosecution of any Rhizen Patent, shall be borne by Rhizen.

9.4	Patent Term Extensions in the Territory. Each Party shall discuss and recommend to the JSC for which, if any, of the Rhizen Patents, TGTX Patents, and Joint Patents the Parties should seek Patent Term Extensions in the Territory, following which the JSC shall recommend to either of the parties which of the Rhizen Patents, TGTX Patents, or Joint Patents should be the subject of such Patent Term Extension application; provided, however, that JSC shall have the final decision-making authority with respect to applying for any such Patent Term Extensions in the Territory. Each party shall cooperate fully with the other in making such filings or actions, for example and without limitation, making available all required regulatory data and information and executing any required authorizations to apply for such Patent Term Extension. All activities and expenses thereof of the Parties pursuant to this Section 9.4 for the Territory shall be deemed Development Expenses, unless either of the License Options have been exercised then such expenses shall be borne solely by TGTX.

9.5	Infringement of Patents by Third Parties.

(a)	Notification. Each Party shall promptly notify the other Party in writing of any existing or threatened infringement of the Rhizen Patents, Joint Patents or TGTX Patents of which it becomes aware, and shall provide evidence in such Party’s possession demonstrating such infringement.

(b)	Infringement of Patents in the Territory.

(i)	If a Party becomes aware that a Third Party infringes any Rhizen Patent, TGTX Patent, or Joint Patent in the Territory by making, using, importing, offering for sale or selling the Product or any similar PI3K selective inhibitor covered by any of such Patents (such activities, “Product Infringement”), then such Party shall so notify the other Party as provided in Section 9.5(a), which such notice shall include all Information available to the notifying Party regarding such alleged infringement.

(ii)	In the Territory, TGTX shall have the first right, but not the obligation, to bring an appropriate suit or other action against any person or entity engaged in such Product Infringement, subject to Section 9.5(b)(iii) below, the cost and expense of which will be included in Commercial Expenses (except as otherwise expressly provided in this Section 9.5(b)(ii)); provided, however, if either of the License Options is exercised then the cost and expense will be borne by TGTX. TGTX shall have a period of sixty (60) days (or shorter period, if required by the nature of the proceeding) after notification by Rhizen or providing notification to Rhizen pursuant to section 9.5(a), to elect to so enforce such Patent. In the event TGTX does not so elect, it shall so notify Rhizen in writing during such sixty (60) day time period (or the above-mentioned shorter period), and Rhizen shall have the right, but not the obligation, to commence a suit or take action to enforce the applicable Patent against such Third Party perpetrating such Product Infringement at its sole cost and expense (except as otherwise expressly provided in this Section 9.5(b)(ii). Each Party shall provide to the Party enforcing any such rights under this Section 9.5(b)(ii) reasonable assistance in such enforcement, at such enforcing Party’s request, including joining such action as a party plaintiff if required by applicable Law to pursue such action. The enforcing Party shall keep the other Party regularly informed of the status and progress of such enforcement efforts, and shall reasonably consider the other Party’s comments on any such efforts. Any recoveries obtained from a suit or an action commenced by TGTX hereunder shall first be applied to the recovery of expenses incurred by TGTX and Rhizen in bringing the suit or action; and the remaining amounts, if any, shall be shared by the Parties according to Section 8.2; provided, however, if either License Option is exercised, then any recoveries obtained from a suit or an action commenced by TGTX hereunder shall first be applied to the recovery of expenses incurred by TGTX in bringing the suit or action and the remaining amounts, if any, shall be deemed additional Net Sales; provided, further, however, if Rhizen proceeds with the enforcement after TGTX decides not to move forward, then any amounts recovered shall belong solely to Rhizen.

(iii)	The Party not bringing an action with respect to Product Infringement in the Territory under Section 9.5(b) shall be entitled to separate representation in such matter by counsel of its own choice and at its own expense, but such Party shall at all times cooperate fully with the Party bringing such action. Additionally, the Party not bringing an action under this Section 9.5(b) may have an opportunity to participate in such action to the extent that the Parties may mutually agree at the time the other Party elects to bring an action hereunder.

(c)	Settlement. TGTX shall not settle any claim, suit or action that it brings under this Section 9.5 involving Rhizen Patents (excluding Joint Patents) in any manner that would negatively impact Rhizen Patents anywhere in the world, or that would limit or restrict the ability of either Party to manufacture, use, sell, offer for sale or import the Product anywhere in the world, without the prior written consent of Rhizen. Rhizen shall not settle any claim, suit or action that it brings under this Section 9.5 involving TGTX Patents (excluding Joint Patents) in any manner that would negatively impact the TGTX Patents or that would limit or restrict the ability of either Party to manufacture, use, sell, offer for sale or import the Product anywhere in the world, without the prior written consent of TGTX. Neither Party shall settle any claim, suit or action that it brings under this Section 9.5 involving Joint Patents in any manner that would negatively impact the Joint Patents or that would limit or restrict the ability of either Party to manufacture, use, sell, offer for sale or import the Product anywhere in the world, without the prior written consent of such other Party.

9.6	Infringement of Third Party Rights in the Territory.

(a)	Notice. If any Product manufactured, used or sold by either Party, its Affiliates, licensees or sublicensees becomes the subject of a Third Party’s claim or assertion of infringement of a Patent granted by a jurisdiction within the Territory relating to the manufacture, use, sale, offer for sale or importation of the Product, the Party first having notice of the claim or assertion shall promptly notify the JSC, and the Parties shall promptly meet to consider the claim or assertion and the appropriate course of action for an approval by the JSC.

(b)	Defense. The Parties, working through the JSC, shall cooperate to defend any such claims under the strategy, terms and conditions as may be authorized by the JSC. Unless otherwise agreed, TGTX shall be the leading Party for such defense. The Parties shall make decisions with regard to such actions covered by this Section 9.6 jointly through the JSC in accordance with the provisions of Sections 2.3 , provided that any unresolved disputes shall not be subject to settlement by expedited arbitration and, in the case of any unresolved dispute, each Party named as a defendant in such action shall be entitled upon written notice to defend itself in such matter independently by counsel of its own choice and at its own expense; provided, that each Party shall inform the other Party of the progress of such defense and, if reasonably requested by the other Party, shall reasonably cooperate with the other Party. For so long as the Parties continue to pursue such matter jointly through the JSC, all costs and expenses of any defense actions under this Section 9.6(b) shall be considered Commercial Expenses and shared as in Section 8.2. In any action pursued jointly by the Parties through the JSC, the non-leading Party shall reasonably cooperate with the leading Party, including if required to conduct such defense, furnishing a power of attorney. The non-leading Party shall have the right to confer, through the JSC, with the leading Party in any such defense and the leading Party shall consider in good faith such input from the non-leading Party.

(c)	Settlement. Neither Party shall enter into any settlement of any claim described in this Section 9.6 that affects the other Party’s rights or interests without such other Party’s written consent, which consent shall not be unreasonably withheld or delayed.

(d)	Settlement Payment. Any amounts that either Party becomes obligated to pay as a result of any settlement of or decision rendered in any defense pursuant to this Section 9.6 with respect to the manufacture, use, sale, offer for sale or import of the Product in or for the Territory shall be shared as provided in Section 8.2.

9.7	Patent Oppositions and Other Proceedings. If either Party desires to bring an opposition, action for declaratory judgment, nullity action, interference, declaration for non-infringement, reexamination or other attack upon the validity, title or enforceability of a Patent owned or controlled by a Third Party that covers, in the Territory, the Product, or the manufacture, use, sale, offer for sale or importation of the Product (except insofar as such action is a counterclaim to or defense of, or accompanies a defense of, a Third Party’s claim or assertion of infringement under Section 9.6, in which case the provisions of Section 9.6 shall govern), such Party shall so notify the JSC and the Parties shall promptly confer to determine whether to bring such action or the manner in which to settle such action for the approval by the JSC. The Parties working jointly through the JSC shall cooperate to assert any such claims under the strategy, terms and conditions as may be authorized by the JSC. Unless otherwise agreed, the JSC shall designate TGTX as the leading Party for such claims. The Parties shall make decisions jointly through the JSC in accordance with the provisions of Sections 2.3. For so long as the Parties continue to pursue such matter jointly through the JSC, all costs and expenses of any actions or settlement efforts under this Section 9.7 shall be shared pursuant to Section 8.2. In any action pursued jointly by the Parties through the JSC, the non-leading Party shall cooperate fully with the leading Party, including, if required, to conduct such defense, furnishing a power of attorney. The non-leading Party shall have the right to confer with the leading Party, and the leading Party shall consider in good faith input from the non-leading Party. Any awards or amounts received in bringing any such action, if any, shall be first allocated to reimburse the Parties’ respective expenses in such action, and any remaining amounts shall be shared pursuant to Section 8.2; provided, however, if either of the License Options is exercised then the entire cost of the action shall be borne by TGTX, who shall have the final decision making authority over such action, and any awards or amounts received in bringing such action shall first be allocated to reimburse TGTX for their expenses in such action and any remaining amounts shall be deemed additional Net Sales.

9.8	Parties’ Patent Rights. If a Rhizen Patent, Joint Patent or TGTX Patent becomes the subject of any proceeding commenced by a Third Party within the Territory in connection with an opposition, reexamination request, action for declaratory judgment, nullity action, interference or other attack upon the validity, title or enforceability thereof (except insofar as such action is a counterclaim to or defense of, or accompanies a defense of, an action for infringement against a Third Party under Section 9.5, in which case the provisions of Section 9.5 shall govern), then the Party owning or otherwise Controlling such Patent shall promptly notify the other Party of such effect and discuss with the other Party how to defend such proceedings. The Party owning or otherwise Controlling such Patent shall, in close communication and discussion with the other Party, control such defense and shall solely bear the costs of such defense; provided that if such action relates to a Joint Patent, the Parties shall confer and determine which Party shall control such action and bear the associated costs. The controlling Party shall permit the non-controlling Party to participate in the proceeding to the extent permissible under applicable Law, and to be represented by its own counsel in such proceeding, at the non-controlling Party’s expense. Any awards or amounts received in defending any such Third-Party action, if any, shall be first allocated to reimburse the Controlling Party’s expenses in such action, and any remaining amounts shall be shared pursuant to Section 8.2; provided, however, if either of the License Options have been exercised, then TGTX shall bear the expense and any remaining amounts shall first be used to reimburse TGTX’s expenses and any remainder shall be deemed additional Net Sales.

9.9	Orange Book Listing, Compendial Listing. Rhizen shall allow TGTX to file appropriate information with the Regulatory Authority in the Territory listing any Rhizen Patents in the Orange Book or equivalent in the US and EU and each other country of the Territory, that JV deems appropriate, if any, as a Patent related to the Product and the Parties shall use Diligent Efforts to obtain and maintain such listing.

9.10	Rights to Intellectual Property in India.

(a)	TGTX hereby grants Rhizen a perpetual, exclusive, royalty-free license, with the right to sublicense, to the Joint Patents and a perpetual, non-exclusive, royalty-free license to the Joint Know-How to make, have made, use, sell, offer for sale, and import the Product outside the Territory. Outside the Territory, Rhizen shall have the right, but not the obligation, at Rhizen’s sole expense, to bring an appropriate suit or other action against any person or entity engaged in Product Infringement of the Joint Patents. TGTX shall provide to Rhizen when enforcing any such rights under this Section 9.10 reasonable assistance in such enforcement, at Rhizen’s request and cost, including joining such action as a party plaintiff if required by applicable Law to pursue such action.

(b)	The Parties agree that in the event Rhizen desires to use the TGTX Technology, other than the Joint Patents and the Joint Know-How, for any purpose outside of the Territory, then Rhizen shall pay such fair market value royalties and/or fees to TGTX that the Parties determine by future written agreement. Each Party agrees to negotiate in good faith to execute an agreement regarding the subject matter of this paragraph.

(c)	For the purpose of this Section 9.10, TGTX Technology shall exclude any rights related to *.

* Confidential material redacted and filed separately with the Commission.

ARTICLE 10

REPRESENTATIONS AND WARRANTIES

10.1	Mutual Representations and Warranties. Each Party hereby represents, warrants, and covenants (as applicable) to the other Party as follows:

a.	Corporate Existence and Power. It is a company or corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated, and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement, including, without limitation, the right to grant the licenses granted by it hereunder.

b.	Authority and Binding Agreement. As of the Effective Date, (i) it has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; (ii) it has taken all necessary corporate action on its part required to authorize the execution and delivery of the Agreement and the performance of its obligations hereunder; and (iii) the Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, and binding obligation of such Party that is enforceable against it in accordance with its terms.

c.	No Conflict. It is not a party to any agreement that would prevent it from granting the rights granted to the other Party under this Agreement or performing its obligations under this Agreement. The execution, delivery and performance of this Agreement shall not violate, conflict with or constitute a default under any agreement (including its corporate charter or other organizational documents) to which it is a party or to which it may be bound, or to its best knowledge, any applicable Laws or order of any court or other tribunal.

d.	No Debarment. In the course of the Development and Commercialization of the Product, each Party has not used and shall not use, during the term of this Agreement, any employee or consultant who has been debarred by any Regulatory Authority, or is the subject of debarment proceedings by a Regulatory Authority.

10.2	Additional Representations, Warranties and Covenants of Rhizen. Rhizen represents, warrants and covenants (as applicable) to TGTX as follows, as of the Effective Date:

a.	Regulatory Materials and Studies. To the best of Rhizen’s knowledge, all Regulatory Materials Controlled by Rhizen in existence as of the Effective Date and to which TGTX has rights of use or reference hereunder (collectively, “Rhizen Regulatory Materials”), including the Regulatory Materials described in Section 4.1(a), have been prepared, maintained and retained in accordance with applicable Laws. All preclinical studies conducted with respect to the Product in connection with the preparation of the Rhizen Regulatory Materials, including such studies from which the data described in Section 4.1(a) are derived, have been conducted substantially in accordance with applicable Laws by persons with appropriate education, knowledge and experience. Rhizen has not been debarred and is not subject to debarment, in each case pursuant to Section 306 of the FD&C Act or any similar law or regulation in any jurisdiction outside the United States.

b.	Sufficiency of License Grants.

i.	Except as set forth on Schedule 10.2(b)(i) hereto, the Rhizen Patents are not subject to any encumbrance, lien or claim or ownership by any Third Party that is inconsistent with the rights and (sub)licenses granted to TGTX hereunder;

ii.	Except as set forth on Schedule 10.2(b)(ii) hereto, Rhizen owns or possesses adequate right, title and interest in any Rhizen Patents to grant the license thereto to TGTX as provided in Article 6;

iii.	No claim or litigation has been brought or, to the knowledge of Rhizen, is threatened to be brought, by any person or entity alleging that (A) any of the Rhizen Patents in the Territory is invalid or unenforceable, or (B) practice of any of the Rhizen Technology in the Territory infringes or otherwise conflicts or interferes with any intellectual property or proprietary right of any Third Party;

iv.	To the knowledge of Rhizen, prior to the Effective Date, no Third Party has infringed or misappropriated any Rhizen Technology by making, using, importing, offering for sale or selling the Product and, as of the Effective Date, there is no actual or threatened infringement or misappropriation of the Rhizen Technology by any Third Party by making, using, importing, offering for sale or selling the Product;

v.	Except as set forth on Schedule 10.2(b)(v), to the knowledge of Rhizen, neither (A) TGTX’s exercise of its rights hereunder with respect to the Rhizen Technology, nor (B) Rhizen’s or TGTX’s Development or Commercialization of the Product in the Territory, shall infringe any valid and enforceable Patent or other intellectual property right or other proprietary right of any Third Party;

vi.	This Agreement is consistent with all of the Third Party License Agreements in all respects and does not conflict with, violate, breach or otherwise give rise to a default by Rhizen under, any term of each of the Third Party License Agreement;

vii.	Rhizen has obtained any and all consents, if any, required from Third Parties for Rhizen to enter into this Agreement and to grant to TGTX the licenses and other rights provided herein and has provided a copy of such consents to TGTX;

viii.	Rhizen owns or possesses adequate right, title and interest in the Rhizen Know-How to grant the license thereto to TGTX as provided in Article 6;

c.	Supply of Bulk API or Finished Product by Rhizen. All Bulk API or the Finished Product supplied by Rhizen to TGTX pursuant to this Agreement shall be manufactured, handled and stored by Rhizen or its Third Party contract manufacture(s): (i) in accordance with the agreed upon specification and (ii) in compliance with applicable Laws and regulations, including without limitation, the GMP requirements.

d.	Listing of Backup Compounds. The list set forth on Exhibit G includes all Backup Compounds as of the Effective Date.

10.3	Additional Representations of TGTX.

a.	TGTX represents and warrants that it will comply with the U.K. Bribery Act, the United States Foreign Corrupt Practices Act and any and all other Applicable Laws prohibiting corruption or bribery (collectively referred to as the “Anti-Corruption Laws”); and

b.	TGTX agrees, represents and warrants that (i) it (and its Affiliates) shall transport, store, distribute, sell and promote the Product in compliance with all applicable Laws, and (ii) any calculated prices or other data or information that used by TGTX for reporting purposes pursuant to the rules and regulations of any federal or state government programs, shall be current, accurate and complete and shall comply with applicable Laws.

10.4	Disclaimer. TGTX understands that the Product is the subject of ongoing clinical research and development and that Rhizen cannot assure the safety or usefulness of the Product. In addition, Rhizen makes no warranties except as set forth in this Agreement concerning the Rhizen Technology.

10.5	No Other Representations or Warranties. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, OR NON-MISAPPROPRIATION OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, ARE MADE OR GIVEN BY OR ON BEHALF OF A PARTY. ALL REPRESENTATIONS AND WARRANTIES, WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE, ARE HEREBY EXPRESSLY EXCLUDED.

ARTICLE 11

INDEMNIFICATION

11.1	Indemnification by each Party. Each Party hereby agrees to defend, indemnify, and hold the other Party and its officers, directors, employees, and agents harmless from and against any and all Third Party claims, suits, proceedings, damages, expenses (including court costs and reasonable attorneys’ fees and expenses), and recoveries, including product liability claims (collectively, “Claims”) to the extent that such Claims arise out of, are based on, or result from (a) a breach by the indemnifying Party of its representations, warranties, and obligations under the Agreement; or (b) the willful misconduct or grossly negligent acts of the indemnifying Party or its Affiliates, or the officers, directors, employees, or agents of such indemnifying Party or its Affiliates. The foregoing indemnity obligation shall not apply to the extent that any Claim arises from, is based on, or results from (i) a breach of any of the representations, warranties, and obligations under the Agreement by the Party seeking indemnity; or (ii) the willful misconduct or grossly negligent acts of the Party seeking indemnity or its Affiliates, or the officers, directors, employees, or agents of such Party. The foregoing indemnity obligation shall not apply if the applicable indemnitees fail to comply with the indemnification procedures set forth in Section 11.2. Expenses relating to any other Claims resulting directly or indirectly from the manufacture, use, handling, storage, sale or other disposition of the Product in the U.S. shall be shared equally by the Parties at the time such expenses are required to be paid.

11.2	Indemnification Procedures. The Party claiming indemnity under this Article 11 (the “Indemnified Party”) shall give written notice to the Party from whom indemnity is being sought (the “Indemnifying Party”) promptly after learning of such Claim. In the event of a claim relating to the U.S., the Parties shall confer as to whether such claim would result in indemnification under Section 11.1 and in any event how to respond to the claim. The Indemnified Party shall provide the Indemnifying Party with reasonable assistance, at the Indemnifying Party’s expense, in connection with the defense of the Claim for which indemnity is being sought. The Indemnified Party may participate in and monitor such defense with counsel of its own choosing at its sole expense; provided, however, the Indemnifying Party shall have the right to assume and conduct the defense of the Claim with counsel of its choice. The Indemnifying Party shall not settle any claim without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, unless the settlement involves only the payment of money. So long as the Indemnifying Party is actively defending the Claim in good faith, the Indemnified Party shall not settle any such Claim without the prior written consent of the Indemnifying Party. If the Indemnifying Party does not assume and conduct the defense of the Claim as provided above, (a) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to the claim in any manner the Indemnified Party may deem reasonably appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), and (b) the Indemnifying Party shall remain responsible to indemnify the Indemnified Party as provided in this Article 11.

11.3	Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 11.3 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE DAMAGES AVAILABLE FOR A PARTY’S BREACH OF THE CONFIDENTIALITY OBLIGATIONS IN ARTICLE 12.

11.4	Insurance. Each Party shall procure and maintain insurance, including product liability and other appropriate insurance, adequate to cover its obligations hereunder and which are consistent with normal business practices of prudent companies similarly situated at all times during which any Product is being clinically tested in human subjects or commercially distributed or sold. It is understood that such insurance shall not be construed to create a limit of either Party’s liability with respect to its indemnification obligations under this Article 11. Each Party shall provide the other with written evidence of such insurance upon request. Each Party shall provide the other with written notice at least thirty (30) days prior to the cancellation, non-renewal or material change in such insurance or self-insurance which materially adversely affects the rights of the other Party hereunder.

ARTICLE 12

CONFIDENTIALITY

12.1	Confidentiality. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, each Party agrees that, for the Term and until the later of (i) the tenth (10th) anniversary of the Effective Date, or (ii) five (5) years after the expiration or termination of the Term, it shall keep confidential and shall not publish or otherwise disclose and shall not use for any purpose other than as provided for in this Agreement any Confidential Information furnished to it by the other Party pursuant to this Agreement except for that portion of such information or materials that the receiving Party can demonstrate by competent written proof:

(a)	was already known to the receiving Party or its Affiliate, other than under an obligation of confidentiality to the disclosing party ,at the time of disclosure by the other Party as evidenced by written documentation;

(b)	was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

(c)	became generally available to the public or otherwise part of the public domain after it disclosure and other than through any act or omission of the receiving Party in breach of this Agreement;

(d)	was disclosed to the receiving Party or its Affiliate by a Third Party without obligations of confidentiality with respect thereto; or

(e)	was independently discovered or developed by the receiving Party or its Affiliate without the aid, application, or use of Confidential Information of the other Party as evidenced by written documentation; provided, however, that this exception shall not apply to information or materials consisting of data and results generated or resulting from Development activities with respect to the Product, which information and materials shall be deemed Confidential Information of the Party who has developed such information or materials regardless of whether such information and materials were independently discovered or developed by the receiving Party or its Affiliate.

12.2	Authorized Disclosure. Each Party may disclose Confidential Information belonging to the other Party to the extent such disclosure is reasonably necessary in the following situations:

(a)	filing or prosecuting Patents as permitted in this Agreement;

(b)	regulatory submissions and other filings with Governmental Authorities, including filings with the Securities and Exchange Commission;

(c)	prosecuting or defending litigation or other proceedings or regulatory actions;

(d)	complying with applicable Laws;

(e)	disclosure to its employees, agents, and consultants, and any Third Parties (and potential licensees and) with which a Party is Developing or Commercializing the Product) only on a need-to-know basis and solely as necessary in connection with the performance of this Agreement, provided that in each case the recipient of such Confidential Information must agree to be bound by similar obligations of confidentiality and non-use at least as equivalent in scope as those set forth in this Article 12 prior to any such disclosure; and

(f)	disclosure of the material financial terms of this Agreement to any bona fide potential investor, investment banker, acquiror, merger partner, or other potential financial partner; provided that in connection with such disclosure, the disclosing Party shall use all reasonable efforts to inform each recipient of the confidential nature of such Confidential Information and shall cause each recipient of such Confidential Information to treat such Confidential Information as confidential.

Notwithstanding the foregoing, in the event a Party is required to make a disclosure of the other Party’s Confidential Information pursuant to clause (a) through (d) of this Section 12.2, it shall, except where prohibited by applicable Law, give reasonable advance notice to the other Party of such disclosure and use reasonable efforts to secure confidential treatment of such information. In any event, the Parties agree to take all reasonable action to avoid disclosure of Confidential Information hereunder.

12.3	Publicity; Terms of Agreement.

(a)	The Parties agree that the material terms of this Agreement are included within the Confidential Information of both Parties, subject to the special authorized disclosure provisions set forth below in this Section 12.3. The Parties have agreed to make a joint public announcement of the execution of this Agreement substantially in the form of the press release attached as Exhibit A on or after the Effective Date.

(b)	After release of such press release, if either Party desires to make a public announcement concerning the material terms of this Agreement, such Party shall give reasonable prior advance notice of the proposed text of such announcement to the other Party for its prior review and approval (except as otherwise provided herein), such approval not to be unreasonably withheld. A Party commenting on such a proposed press release shall provide its comments, if any, within five (5) Business Days after receiving the press release for review. Neither Party shall be required to seek the permission of the other Party to repeat any information regarding the terms of this Agreement that has already been publicly disclosed or previously agreed to by such Party, or by the other Party, in accordance with this Section 12.3.

(c)	The Parties acknowledge that TGTX will be obligated to file a copy of this Agreement with the U.S. Securities and Exchange Commission (the “SEC”). TGTX shall be entitled to make such a required filing, provided that it requests confidential treatment of certain commercial terms and sensitive technical terms hereof to the extent such confidential treatment is reasonably available to TGTX. In the event of any such filing, TGTX shall provide Rhizen with a copy of the Agreement marked to show provisions for which TGTX intends to seek confidential treatment and shall reasonably consider and incorporate Rhizen’s comments thereon to the extent consistent with the legal requirements governing redaction of information from material agreements that must be publicly filed. Rhizen shall promptly provide any such comments. Rhizen recognizes that U.S. Laws and SEC policies and regulations to which TGTX is and may become subject may require TGTX to publicly disclose certain terms of this Agreement that Rhizen may prefer not be disclosed, and that TGTX is, after completing the above mentioned procedures, entitled hereunder to make such required disclosures to the extent legally required.

12.4	Publications. Neither Party may publish peer reviewed manuscripts, or give other forms of public disclosure such as abstracts and presentations, of results of studies carried out under this Agreement with respect to the Territory, without the opportunity for prior review by the other Party. Each Party shall provide the other Party the opportunity to review and comment on any proposed manuscripts or presentations which relate to any Product at least thirty (30) days prior to their intended submission for publication or presentation. Each Party shall consider the comments of the other Party and shall remove any and all of the other Party’s Confidential Information at the request of such other Party. A Party seeking publication shall also provide the other Party a copy of the manuscript at the time of the submission. Neither Party shall have the right to publish or present the other Party’s Confidential Information without the other Party’s prior written consent, except as expressly permitted in this Agreement.

12.5	Injunction. Each Party shall be entitled, in addition to any other right or remedy it may have, at Law or in equity, to seek an injunction in any court of competent jurisdiction, enjoining or restraining the other Party or its Affiliates from any violation or threatened violation of this Article 12.

ARTICLE 13

TERM AND TERMINATION

13.1	Term. This Agreement shall become effective on the Effective Date and, unless earlier terminated pursuant to this Article 13, shall remain in effect in the Territory until the earlier to occur of:

(i) the exercise of the TGTX License Option and the effective date of the License Agreement between the Parties with respect thereto;

(ii) the exercise of the Rhizen License Option and the effective date of the License Agreement between the Parties with respect thereto; and

(iii) the later to occur of (A) the expiration of the last applicable patent of the Joint Patents, the Rhizen Patents or TGTX Patents, or (B) the expiry of any other exclusivity right with respect to the Product in a country, including patent term extensions, marketing exclusivity or any other non-patent exlusivity.

13.2	Termination.

(a)	Early Withdrawal by TGTX without any cause. TGTX shall have the right to terminate this Agreement, in its entirety, upon written notice to Rhizen by at least six (6) months’ written notice prior to the effective date of termination. If TGTX terminates this Agreement pursuant to this Section 13.2(a), then:

(i)	TGTX shall not, during the applicable notice period, take any action that could adversely affect or impair the further Development and Commercialization of the Product.

(ii)	The JSC shall coordinate the wind-down of TGTX’s efforts under this Agreement.

(iii)	TGTX shall not be responsible for any payments that become due to Rhizen pursuant to this Agreement that are incurred or accrued during the applicable notice period, other than those that relate to reimbursement of Development and Commercial Expenses based on the P/L Sharing Percentage in effect at the time of termination, subject to determination by the JSC.

(iv)	Provided TGTX terminates both (1) prior to enrollment of * patient as described in Section 8.1(b) and (2) after the filing of an IND or CTA with a Regulatory Agency, then TGTX shall pay Rhizen an amount equal to *% of the Milestone Payment. For the sake of clarity, if either condition of the proviso of the preceding sentence is not satisfied, then TGTX will have no obligation to make any cash payment to Rhizen upon termination of this Agreement pursuant to this Section 13.2(a) (except for any cost sharing pursuant to Section 13.2(a(iii)).

(b)	Withdrawal by TGTX with cause. TGTX shall have the right to terminate this Agreement, in its entirety, for Cause upon written notice to Rhizen by at least six (6) months’ written notice prior to the effective date of termination. If TGTX terminates this Agreement pursuant to this Section 13.2(b), then:

* Confidential material redacted and filed separately with the Commission.

(i)	TGTX shall not, during the applicable notice period, take any action that could adversely affect or impair the further Development and Commercialization of the Product.

(ii)	The JSC shall coordinate the wind-down of TGTX’s efforts under this Agreement.

(iii)	TGTX shall not be responsible for any payments that become due to Rhizen pursuant to this Agreement that were incurred or accrued during the applicable notice period, other than those that relate to reimbursement of Development and Commercial Expenses based on the P/L Sharing Percentage in effect at the time of termination, subject to determination by the JSC.

(iv)	Provided TGTX terminates both (1) prior to enrollment of * patient as described in Section 8.1(b) and (2) after the filing of an IND or CTA with a Regulatory Agency, then TGTX shall pay Rhizen an amount equal to *% of the Milestone Payment. For the sake of clarity, if either condition of the proviso of the preceding sentence is not satisfied, then TGTX will have no obligation to make any cash payment to Rhizen upon termination of this Agreement pursuant to this Section 13.2(b) (except for any cost sharing pursuant to Section 13.2(b(iii)).

(c)	Termination for Breach.

(i)	Rhizen shall have the right to terminate this Agreement upon written notice to TGTX if TGTX, after receiving written notice identifying such material breach by TGTX, fails to cure such material breach within ninety (90) days from the date of such notice ; provided, that if such breach cannot be remedied within such 90-day period (including a breach caused by a Financial Force Majeure) and TGTX has provided Rhizen with a written plan, reasonably acceptable to Rhizen, setting forth the activities to be performed by TGTX to remedy such breach, then Rhizen may not terminate this Agreement during such time as TGTX is diligently pursuing the performance of the activities described in the plan; and provided, further, that if such material breach relates solely to a particular country in the Territory, then Rhizen may terminate this Agreement only with respect to the applicable country but may not terminate this Agreement with respect to any other countries. Additionally, all the timeframes for curing a breach shall be stayed pending resolution of any disputes related to such purported breach.

(ii)	TGTX shall have the right to terminate this Agreement upon written notice to Rhizen if Rhizen, after receiving written notice identifying a material breach by Rhizen of its obligations under this Agreement, fails to cure such material breach within ninety (90) days from the date of such notice; provided, that if such breach cannot be remedied within such 90-day period (including a breach caused by a Financial Force Majeure) and Rhizen has provided TGTX with a written plan, reasonably acceptable to TGTX, setting forth the activities to be performed by Rhizen to remedy such breach, then TGTX may not terminate this Agreement during such time as Rhizen is diligently pursuing the performance of the activities described in the plan; and provided, further, that if such material breach relates solely to a particular country in the Territory, then TGTX may terminate this Agreement only with respect to the applicable country but may not terminate this Agreement with respect to any other countries. Additionally, all the timeframes for curing a breach shall be stayed pending resolution of any disputes related to such purported breach.

* Confidential material redacted and filed separately with the Commission.

(iii)	For clarity, if a Party elects not to exercise its rights to terminate this Agreement pursuant to this Section 13.2(c) for the other Party’s uncured material breach or pursuant to Section 13.5, but instead elects to allow this Agreement to continue in effect, then the breaching Party shall continue to be liable to the other Party for any breach of representations, warranties, obligations or agreements made in this Agreement by such breaching Party, and the non-breaching Party shall be entitled to pursue legal and equitable remedies arising from such breach that are available to it.

(d)	Termination for Insolvency. In the event that either Party makes an assignment for the benefit of creditors, appoints or suffers appointment of a receiver or trustee over all or substantially all of its property, files a petition under any bankruptcy or insolvency act or has any such petition filed against it which is not discharged within sixty (60) days of the filing thereof, then the other Party may terminate this Agreement effective immediately upon written notice to such Party.

13.3	Other Remedies for Rhizen Breach. In addition to the termination remedy described in Sections 13.2(c), TGTX shall have certain other remedies for the material breaches of this Agreement (including a Rhizen failure to comply with Section 13.5) by Rhizen (which in all events shall be (i) in addition to, and not in lieu of, any other remedies available to TGTX under this Agreement or applicable law, and (ii) subject to the notice and cure provisions of Section 13.2(c)), specified as follows:~~.~~

(a)	Continuing Rights of TGTX. If TGTX otherwise has the right to terminate the entire Agreement pursuant to Section 13.2(c)(ii) due to a material breach by Rhizen, TGTX shall have, in addition to its other remedies, the right to elect in writing to continue the Agreement pursuant to Section 13.2(c)(iii) to retain: (i) its rights and obligations to the Backup Compounds pursuant to the terms of Section 3.7, and (ii) all other rights and obligations granted under this Agreement to TGTX, including, but not limited to, all Patent rights and licenses. If TGTX exercises such right, then the Agreement shall remain in effect with respect to the Backup Compound and all other rights and obligations of the Parties shall remain in full force and effect under the Agreement. If TGTX does not exercise such right, then the Agreement shall be deemed terminated.

13.4	Rhizen Termination for TGTX Failure to File IND/CTA: Notwithstanding Section 13.2(b) above if the IND/CTA Filing Conditions are met and TGTX fails to file an IND or CTA in a Major Market on or before the applicable IND/CTA Filing Deadline (other than for reasons beyond the reasonable control of TGTX, such as the requirements of the applicable Regulatory Authority), Rhizen may terminate this Agreement on sixty(60) days’ written notice to TGTX unless TGTX makes such filing, or is determined by the JSC to be actively in the process of making such filing before the end of sixty (60) days’ written notice to TGTX.

13.5	Termination for Diligence Failure: Notwithstanding Section 13.2(b) above, if a party does not correct a failure to use Diligent Efforts within the applicable period specified in, or determined in accordance with this Agreement (a “Diligence Failure”), the non-breaching party shall have the right to terminate this Agreement on sixty (60) days’ written notice to the breaching party unless the breaching party cures such Diligence Failure before the end of such sixty (60) day period, or is determined by the JSC to be actively in the process of curing such Diligence Failure before the end of such sixty (60) day period.

13.6	Effect of Termination of the Agreement. Upon termination by Rhizen of the Agreement under Section 13.2(c), Section 13.4 or Section 13.5, or upon termination by TGTX under Section 13.2(a) and 13.2(b), the following shall apply (in addition to any other rights and obligations under Section 13.7 or 13.8 or otherwise under this Agreement with respect to such termination) with respect to the affected territory or territories:

a.	Intellectual Property. Rhizen shall have the right, exercisable upon written notice by Rhizen to TGTX given within sixty (60) days after the effective date of such termination, to obtain, and effective upon such notice, TGTX shall, and it hereby does, grant to Rhizen, a perpetual, exclusive, worldwide, royalty-bearing license, with the right to sublicense, under TGTX Intellectual Property Rights (which, for purposes of this Section 13.6 shall not include the Joint Patents or the Joint Know-How) solely to develop, make, have made, use, sell, offer for sale, have sold and import the Compound and Products in the Field of Use, subject to the terms and conditions set forth below in subparagraph (c). TGTX shall provide to Rhizen when enforcing any such rights under this Section 13.6(a) reasonable assistance in such enforcement, at Rhizen’s request and cost, including joining such action as a party plaintiff if required by applicable Law to pursue such action. In consideration for such exclusive license, Rhizen shall pay to TGTX a royalty based on the fair market value of such license. The royalty will be negotiated in good faith by the Parties within fifteen (15) days following the effective date of the termination. If the Parties cannot agree on the terms of the royalty, the parties will select a disinterested Third Party to determine the fair market value of the license (the “Appraiser”). Once the Appraiser is selected, the Appraiser shall be instructed to furnish a written appraisal within sixty (60) days of it selection. TGTX shall bear the Appraiser’s reasonable costs and expenses. The fair market value royalty will be paid out of Rhizen’s gross profits following the first commercial sale of the Product, and which gross profits will be based on all amounts paid to Rhizen from its sublicensing or from sales directly or indirectly in the particular country or Territory. The term of such royalty will expire on the expiration of the last to expire issued Valid Claim within the TGTX Patents covering the Product in the particular country or Territory.

TGTX shall, and it hereby does, upon such Termination grant to Rhizen, (i) a perpetual, exclusive, worldwide, royalty-free license, with the right to sublicense, under the Joint Patents; and (ii) a perpetual, non-exclusive, royalty-free license to the Joint Know-How, in each case solely to develop, make, have made, use, sell, offer for sale, have sold and import the Compound and Products in the Field of Use. TGTX shall provide to Rhizen when enforcing any such rights under this Section 13.6(a) reasonable assistance in such enforcement, at Rhizen’s request and cost, including joining such action as a party plaintiff if required by applicable Law to pursue such action.

b.	Regulatory Materials. TGTX shall transfer and assign to Rhizen all Regulatory Materials and Regulatory Approvals for Product for the terminated country(ies) of the Territory , and shall grant Rhizen a right of reference to all Regulatory Materials filed by TGTX in the Territory solely for the purpose of Rhizen obtaining Regulatory Approval for the Product in such terminated country(ies). For avoidance of doubt , Rhizen shall have right to transfer and assign the rights to any of its licensing partner for the terminated country(ies) of the Territory.

c.	Transition Assistance. TGTX shall, for a reasonable period of time, provide such assistance, at no cost to Rhizen, to transfer or transition to Rhizen all other technology or know-how, including Information generated from the Clinical Trials or other Development activities, or then-existing commercial arrangements, that is, or are, reasonably necessary or useful for Rhizen to commence or continue Developing, conducting Finished Manufacturing of or Commercializing the Product in or for the terminated country(ies) of the Territory, to the extent TGTX is then performing or having performed such activities. TGTX shall take such other commercially reasonable actions and shall execute such other instruments, assignments and documents as may be necessary to effect the transition of the Development and Commercialization of the Product to Rhizen, including without limitation assignments of any contracts, including subcontracting agreements, related to the Development and Commercialization of the Product, unless such assignment is prohibited by a contract and the applicable consent cannot be reasonably procured at reasonable cost. TGTX will use commercially reasonable efforts to obtain the consent of any third-party to any contract or agreement related to the Development or Commercialization of the Product, which consent is required for the assignment of any such contract or agreement from TGTX to Rhizen, provided, however, that any cash payment required by TGTX in order to procure any such consent shall be deemed not commercially reasonable. Prior to receipt of such consent, TGTX shall make available to Rhizen all rights and other benefits of such contracts, on a subcontract or sublease basis or in some other appropriate manner to the fullest extent reasonably practicable, and Rhizen shall be considered an independent subcontractor or sublessee of TGTX, with respect to all matters concerning such contracts.

d.	Remaining Inventories. Rhizen shall have the right to purchase from TGTX all of the inventory of Finished Product held by TGTX for such terminated country(ies) as of the effective date of termination of this Agreement at a price equal to TGTX’s cost to acquire or manufacture such inventory for such terminated country(ies). Rhizen shall notify TGTX within thirty (30) days after the date of termination of the Agreement whether Rhizen elects to exercise such right. If Rhizen does not exercise such right, then TGTX shall have the right to sell in such terminated country(ies) of the Territory any such remaining inventory over a period of no greater than six (6) months after the effective date of termination of this Agreement provided TGTX makes appropriate payment to Rhizen under similar terms of the prevailing P/L arrangements.

f.	Termination of Licenses. For clarity, upon any termination of this Agreement under Section 13.2, the licenses granted to TGTX under this Agreement for such terminated country(ies) shall terminate.

g.	Clinical Trials. In the event that any clinical trial of the Product being conducted by or on behalf of TGTX is on-going as of the effective date of any termination of this Agreement, then upon written request of Rhizen, TGTX shall cooperate to transfer responsibility for such clinical trial to Rhizen or its designee as expeditiously as possible in an orderly manner and in compliance with Law and common standards of industry practice, and cooperate to facilitate the transfer to Rhizen of, as applicable, regulatory filings, CRO contracts, site agreements and the like as expeditiously as possible, provided that the costs of conducting such clinical trial up to the effective date of termination of this Agreement shall be considered Development Costs. In the event that Rhizen does not request to transfer responsibility for the conduct of such on-going clinical trial, then TGTX shall wind down such on-going clinical trial as expeditiously as possible, consistent with TGTX’s ethical and regulatory obligations and in compliance with Law and standards of industry practice, provided that all costs of TGTX in winding-down such clinical trial shall be considered Development Costs; provided, however, if the Agreement was terminated by Rhizen pursuant to Section 13.2(c)(i), Section 13.4, or Section 13.5, or upon termination by TGTX under Section 13.2(a), TGTX shall be responsible for such costs. However, if the Agreement was terminated by TGTX pursuant to Section 13.2(c)(ii) or Section 13.5, Rhizen shall be responsible for such costs.

13.7	Other Remedies. Other than as explicitly stated otherwise in this Article 13, termination or expiration of this Agreement for any reason shall not release any Party from any liability or obligation that already has accrued prior to such expiration or termination, nor affect the survival of any provision hereof to the extent it is expressly stated to survive such termination. Termination or expiration of this Agreement for any reason shall not constitute a waiver or release of, or otherwise be deemed to prejudice or adversely affect, any rights, remedies or claims, whether for damages or otherwise, that a Party may have hereunder or that may arise out of or in connection with such termination or expiration.

13.8	Rights in Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by Rhizen are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code. The Parties agree that TGTX, as licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code and any foreign equivalent thereto in any country having jurisdiction over a Party or its assets. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against Rhizen, TGTX shall be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, which, if not already in TGTX’s possession, shall be promptly delivered to it (a) upon any such commencement of a bankruptcy proceeding upon TGTX’s written request therefor, unless Rhizen elects to continue to perform all of its obligations under this Agreement or (b) if not delivered under clause (a), following the rejection of this Agreement by or on behalf of Rhizen upon written request therefor by TGTX.-

13.9	Survival. The following provisions shall survive any expiration or termination of this Agreement for the period of time specified therein (or, if no such period is specified, indefinitely): Articles 1, 10, 11, 12, 14, and 15, and Sections 4.7, 9.1, 9.8 (to the extent that TGTX uses a Product Trademark after such expiration or termination), 13.~~4~~, 13.3, 13.6, 13.7, and 13.8.

ARTICLE 14

DISPUTE RESOLUTION

14.1	English Language; Governing Law. This Agreement was prepared in the English language, which language shall govern the interpretation of, and any dispute regarding, the terms of this Agreement. This Agreement and all disputes arising out of or related to this Agreement or any breach hereof shall be governed by and construed under the Laws of the State of New York without giving effect to any choice of law principles that would require the application of the Laws of a different state.

14.2	Disputes.

(a)	The Parties recognize that disputes as to certain matters may from time to time arise during the Term which relate to either Party’s rights or obligations hereunder. It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in this Section 14.2 to resolve any controversy or claim arising out of, relating to or in connection with any provision of this Agreement, if and when a dispute arises under this Agreement. With respect to all disputes arising between the Parties (other than those matters delegated to the JSC, which shall be governed in accordance with Section 2.3(c)), including, without limitation, any alleged failure to perform, or breach, of this Agreement, or any issue relating to the interpretation or application of this Agreement, if the Parties are unable to resolve such dispute within sixty (60) days after such dispute is first identified by either Party in writing to the other, the Parties shall refer such dispute to the senior executive officers for each Party for attempted resolution by good faith negotiations within thirty (30) days after such notice is received. If the senior executive officers designated by the Parties are not able to resolve such dispute within such thirty (30) day period, either Party may submit such dispute in accordance with Section 14.2(b).

(b)	Arbitration. Any dispute arising out of or relating to this Agreement, including the breach, termination or validity thereof, which has not been resolved by the executives of the Parties as provided herein will be finally resolved by arbitration in accordance with the CPR Rules for Non-Administered Arbitration then currently in effect, by three arbitrators of whom each party will appoint one in accordance with the ‘screened’ appointment procedure provided in Rule 5.4, provided, however, that if one party fails to participate in either the negotiation or mediation as agreed herein, the other party can commence arbitration prior to the expiration of the time periods set forth above. The arbitration will be governed by the Federal Arbitration Act, 9 U.S.C. §§1 et seq., and judgment upon the award rendered by the arbitrator(s) may be entered by any court having jurisdiction thereof. The place of arbitration will be New York, NY. The award may be made a judgment by any court of competent jurisdiction pursuant to the New York Convention, 9 U.S.C. § 201 et seq., and for this purpose the Party against whom the award is made will agree to the personal jurisdiction of the court in which recognition is sought and will not raise any argument of forum non conveniens.

(c)	Notwithstanding anything to the contrary in this Article 14, either Party may seek injunctive relief in any court in any jurisdiction where appropriate.

ARTICLE 15

MISCELLANEOUS

15.1	Entire Agreement; Amendment. This Agreement, including the Exhibits hereto, sets forth the complete, final and exclusive agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto with respect to the subject matter hereof and supersedes, as of the Effective Date, all prior agreements and understandings between the Parties with respect to the subject matter hereof. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth herein and therein. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party.

15.2	Force Majeure. Both Parties shall be excused from the performance of their obligations under this Agreement to the extent that such performance is prevented by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to remove the condition. For purposes of this Agreement, force majeure shall include conditions beyond the control of the Parties, including without limitation, an act of God, war, civil commotion, terrorist act, labor strike or lock-out, epidemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe, and failure of plant or machinery (provided that such failure could not have been prevented by the exercise of skill, diligence, and prudence that would be reasonably and ordinarily expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances). Notwithstanding the foregoing, a Party shall not be excused from making payments owed hereunder because of a force majeure affecting such Party, except in the case of a Financial Force Majeure. Nevertheless, any failure to make a payment as a result of a Financial Force Majeure will trigger a reduction in a Party’s P/L Share Percentage in accordance with Sections 3.4 and 8.2 hereof.

15.3	Notices. Any notice required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be addressed to the appropriate Party at the address specified below or such other address as may be specified by such Party in writing in accordance with this Section 15.3, and shall be deemed to have been given for all purposes (a) when received, if hand-delivered sent by a reputable overnight delivery service, or by facsimile (with electronic confirmation of receipt) or by e-mail, or (b) seven (7) days after mailing, if mailed by first class certified or registered mail, postage prepaid, return receipt requested.

If to Rhizen:	Rhizen Pharmaceuticals, S.A. Fritz-Couveoriser 40 CH-2300 La Chaux-de-Fonds Switzerland Attn: Swaroop Vakkalanka

If to TGTX:	TG Therapeutics Inc. 787 Seventh Avenue 48th Floor New York, New York 10019 Attn: Michael S. Weiss

15.4	No Strict Construction; Headings. This Agreement has been prepared jointly and shall not be strictly construed against either Party. Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision. The headings of each Article and Section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular Article or Section.

15.5	Assignment. Neither Party may assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the other, except that a Party may make such an assignment without the other Party’s consent to Affiliates or to a successor to substantially all of the business of such Party, whether in a merger, sale of stock, sale of assets or other transaction. Any permitted assignment shall be binding on the successors of the assigning Party. Any assignment or attempted assignment by either Party in violation of the terms of this Section 15.5 shall be null, void and of no legal effect.

15.6	Performance by Affiliates. Each Party may discharge any obligations and exercise any right hereunder through any of its Affiliates. Each Party hereby guarantees the performance by its Affiliates of such Party’s obligations under this Agreement, and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance. Any breach by a Party’s Affiliate of any of such Party’s obligations under this Agreement shall be deemed a breach by such Party, and the other Party may proceed directly against such Party without any obligation to first proceed against such Party’s Affiliate.

15.7	Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

15.8	Severability. If any one or more of the provisions of this Agreement is held to be invalid or unenforceable by any court of competent jurisdiction from which no appeal can be or is taken, the provision shall be considered severed from this Agreement and shall not serve to invalidate any remaining provisions hereof. The Parties shall make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the Parties when entering this Agreement may be realized.

15.9	No Waiver. Any delay in enforcing a Party’s rights under this Agreement or any waiver as to a particular default or other matter shall not constitute a waiver of such Party’s rights to the future enforcement of its rights under this Agreement, except with respect to an express written and signed waiver relating to a particular matter for a particular period of time.

15.10	Independent Contractors. Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give either Party the power or authority to act for, bind, or commit the other Party in any way. Nothing herein shall be construed to create the relationship of partners, principal and agent, or joint-venture partners between the Parties.

15.11	Counterparts. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall be binding upon the delivery by each Party of an executed signature page to the other Party by facsimile transmission. If signature pages are so delivered by facsimile transmission, each Party shall also immediately deliver an executed original counterpart of this Agreement to the other Party by courier delivery service.

15.12	Construction. Except where the context otherwise requires, wherever used, the singular shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the word “or” is used in the inclusive sense (and/or). The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including” as used herein means including, without limiting the generality of any description preceding such term. References to “Article,” “Section” or “Exhibit” are references to the numbered sections of this Agreement and the exhibits attached to this Agreement, unless expressly stated otherwise.

{Signature page follows.}

IN WITNESS WHEREOF, the Parties have executed this Agreement in duplicate originals by their duly authorized officers as of the Effective Date.

TG THERAPEUTICS, INC.		RHIZEN PHARMACEUTICALS, LTD

By:	/s/ Michael S. Weiss	By:	/s/ Swaroop Vakkalanka

Name:	Michael S. Weiss	Name:	Swaroop Vakkalanka

Title:	Chairman and CEO	Title:	President